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Filed Pursuant to Rule 424(b)(5)
Registration No. 333-227231

This preliminary prospectus supplement and the accompanying prospectus relate to an effective registration statement under the Securities Act of 1933, but the information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED July 8, 2019

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated September 7, 2018)

$410,000,000

Common Stock

We are offering $410,000,000 of common stock to be sold in the offering.

On June 26, 2019, we, our wholly owned subsidiary Pacific Merger Sub Inc. ("Merger Sub") and WageWorks, Inc. ("WageWorks") entered into an agreement and plan of merger (the "Merger Agreement"), pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into WageWorks, with WageWorks being the surviving entity and continuing as our wholly owned subsidiary (the "Merger"). We expect to finance the purchase price required under the Merger Agreement through a combination of (i) the net proceeds of this offering, (ii) cash on hand and (iii) debt financing. This offering is not contingent on the consummation of the Merger, and the Merger is not conditioned on the closing of this offering, which is expected to occur prior to the consummation of the Merger.

This prospectus supplement amends and supplements, and should be read in conjunction with, the prospectus included in our registration statement on Form S-3 filed with the U.S. Securities and Exchange Commission (Registration No. 333-227231) on September 7, 2018.

Our common stock is listed on the NASDAQ Global Select Market under the symbol "HQY." The last reported sale price of our common stock on the NASDAQ Global Select Market on July 5, 2019 was $64.65 per share.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to HealthEquity, Inc.	$	$

(1)
We refer you to "Underwriting" beginning on page S-20 of this prospectus supplement for additional information regarding underwriting compensation.

The underwriters have an option to buy up to an additional             shares of common stock from us at a price of $             per share. The underwriters may exercise this option for 30 days.

The underwriters expect to deliver the shares of common stock against payment therefor in book entry form only through the facilities of The Depository Trust Company on or about                 , 2019.

Wells Fargo Securities

Goldman Sachs & Co. LLC	J.P. Morgan

Citigroup	RBC Capital Markets	SunTrust Robinson Humphrey

                 , 2019

Prospectus Supplement

 Prospectus

          Neither we nor the underwriters have authorized anyone to provide you with information that is different from the information contained in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus. You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any other information that others may give you. The underwriters are not making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate or complete as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

i

          This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the U.S. Securities and Exchange Commission (the "SEC").

          This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, gives more general information. You should not consider any information in this prospectus supplement or the accompanying prospectus to be investment, legal or tax advice. You should consult your own counsel, accountants and other advisers for legal, tax, business, financial and related advice regarding the purchase of the common stock offered by this prospectus supplement. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

          The terms "we," "our" and similar terms used in this prospectus supplement and the accompanying prospectus refer to HealthEquity, Inc. only, and not to its subsidiaries or WageWorks, unless the context requires otherwise.

          Unless otherwise indicated, the information in this prospectus supplement assumes the underwriters do not exercise their option to purchase up to an additional             shares of our common stock.

Presentation of Financial Information

          The historical financial information included in this prospectus is derived from historical financial statements as follows:

  •
  the historical consolidated statements of operations and comprehensive income, the consolidated statements of stockholders' equity and the consolidated statements of cash flows for HealthEquity for the fiscal years ended January 31, 2019, 2018 and 2017 and the historical consolidated balance sheets as of January 31, 2019 and 2018 have been derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2019, which is incorporated by reference into this prospectus supplement and accompanying prospectus;

  •
  the historical condensed consolidated statements of operations and comprehensive income, the condensed consolidated statements of stockholders' equity and the condensed consolidated statements of cash flows for HealthEquity for the three months ended April 30, 2019 and 2018 and the historical balance sheet data as of April 30, 2019 have been derived from HealthEquity's unaudited interim consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended April 30, 2019, which is incorporated by reference into this prospectus supplement and accompanying prospectus;

  •
  the historical balance sheet data as of April 30, 2018 have been derived from HealthEquity's unaudited interim consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended April 30, 2018, which is incorporated by reference into this prospectus supplement;

  •
  the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of stockholders' equity and consolidated statements of cash flows for WageWorks for the fiscal years ended December 31, 2018, 2017 and 2016 and the consolidated balance sheets as of December 31, 2018 and 2017 have been derived from WageWorks's audited annual consolidated financial statements included in our Current Report on Form 8-K filed on July 8, 2019 and incorporated by reference into this prospectus supplement; and

  •
  the condensed consolidated statements of income, condensed consolidated statements of comprehensive income, condensed consolidated statements of stockholders' equity and condensed

ii

    consolidated statements of cash flows for WageWorks as for the three months ended March 31, 2019 and 2018, and the condensed consolidated balance sheets as of March 31, 2019 have been derived from WageWorks's unaudited, interim condensed consolidated financial statements included in our Current Report on Form 8-K filed July 8, 2019 and incorporated by reference into this prospectus supplement.

          You should not take historical results as necessarily indicative of the results that may be expected for any future period. You should read our financial information contained in this prospectus supplement in conjunction with our Annual Report on Form 10-K for the fiscal year ended January 31, 2019, and our Quarterly Reports on Form 10-Q for the three month period ended April 30, 2019 and 2018, which are incorporated by reference herein. You should read WageWorks's financial information contained in this prospectus supplement in conjunction with the historical financial information of WageWorks contained on our Current Report on Form 8-K filed on July 8, 2019, and incorporated herein by reference.

Pro Forma Financial Information

          This prospectus supplement presents the unaudited pro forma combined condensed balance sheet of HealthEquity as of April 30, 2019, and the unaudited pro forma combined condensed statements of operations of HealthEquity for the three months ended April 30, 2019 and the year ended January 31, 2019.

          The unaudited pro forma combined condensed balance sheet as of April 30, 2019 combines the historical unaudited consolidated balance sheet of HealthEquity as of April 30, 2019 and the unaudited condensed consolidated balance sheet of WageWorks as of March 31, 2019, and gives effect to the Merger, the Financing Transactions (as hereinafter defined) and this offering as if each occurred on April 30, 2019.

          The unaudited pro forma combined condensed statements of income for the three months ended April 30, 2019 and the fiscal year ended January 31, 2019, combine the unaudited historical statements of operations of HealthEquity for the three months ended April, 30, 2019 and the fiscal year ended January 31, 2019 and the unaudited statement of income data for WageWorks for the three months ended March 31, 2019 and the fiscal year ended December 31, 2018, and give effect to the Merger, the Financing Transactions and this offering as if each occurred on February 1, 2018, the first day of the fiscal year ended January 31, 2019.

          The historical financial information has been adjusted to give effect to pro forma adjustments that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the unaudited pro forma combined condensed statements of income, expected to have a continuing impact on the consolidated entity's condensed results. The unaudited pro forma combined financial statements are based upon the historical consolidated financial statements of HealthEquity and WageWorks, after giving effect to the Merger, the Financing Transactions and this offering as of the dates and for the periods indicated. The unaudited pro forma combined condensed financial statements should be read in conjunction with the financial statements presented, or incorporated by reference, in this prospectus supplement and the related notes thereto.

iii

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus supplement, the accompanying prospectus and the information incorporated by reference in this prospectus supplement and the accompanying prospectus include forward-looking statements that involve risks and uncertainties. These forward-looking statements include, without limitation, statements regarding our industry, business strategy, plans, goals and expectations concerning our market position, product expansion, future operations, margins, profitability, future efficiencies, capital expenditures, liquidity and capital resources and other financial and operating information. When used in this discussion, the words "may," "believes," "intends," "seeks," "anticipates," "plans," "estimates," "expects," "should," "assumes," "continues," "could," "will," "future" and the negative of these or similar terms and phrases are intended to identify forward-looking statements in this prospectus supplement, the accompanying prospectus and the information incorporated by reference in this prospectus supplement and the accompanying prospectus.

          Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Although we believe the expectations reflected in the forward-looking statements are reasonable, we can give you no assurance these expectations will prove to have been correct. Some of these expectations may be based upon assumptions, data or judgments that prove to be incorrect. Actual events, results and outcomes may differ materially from our expectations due to a variety of known and unknown risks, uncertainties and other factors. Although it is not possible to identify all of these risks and factors, they include, among others, the following:

  •
  the Merger may not be completed or may not provide the expected benefits, or HealthEquity and WageWorks may not be able to achieve the cost or revenue synergies anticipated;

  •
  changes in anticipated timing for closing the Merger;

  •
  the integration of HealthEquity and WageWorks may be more difficult, time-consuming or expensive than anticipated;

  •
  any outcome of any legal proceedings that may be instituted against HealthEquity, WageWorks and others related to the Merger Agreement;

  •
  revenues following the merger may be lower than expected, including for possible reasons such as unexpected costs, charges or expenses resulting from the Merger;

  •
  customer loss or other business disruption in connection with the Merger, or the loss of key employees;

  •
  the ability to finance the Merger;

  •
  our expectations regarding our operating revenue, expenses, effective tax rates and other results of operations;

  •
  our anticipated capital expenditures and our estimates regarding our capital requirements;

  •
  our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business;

  •
  the growth rates of the markets in which we compete;

  •
  competitive pressures related to the fees that we charge;

  •
  our ability to successfully identify, acquire and integrate additional portfolio purchases or acquisition targets;

  •
  our reliance on key members of executive management and our ability to identify, recruit and retain skilled personnel;

  •
  our ability to promote our brand;

  •
  disturbance to our information technology systems;

  •
  our ability to protect our intellectual property rights;

  •
  unavailability of capital;

  •
  general economic conditions;

  •
  risk of future legal proceedings; and

  •
  other risks and factors listed under "Risk Factors" and elsewhere in this prospectus supplement, the accompanying prospectus and the information incorporated by reference in this prospectus supplement and the accompanying prospectus.

          In light of these risks, uncertainties and other factors, the forward-looking statements contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference in this prospectus supplement and the accompanying prospectus might not prove to be accurate and you should not place undue reliance upon them. All forward-looking statements speak only as of the date made and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SUMMARY

          The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus supplement or the accompanying prospectus. Because this is a summary, it may not contain all of the information that is important to you. You should carefully read this entire prospectus supplement and the accompanying prospectus, including the information incorporated by reference, before making an investment decision.

 HealthEquity

          We are a leader and an innovator in the high-growth category of technology-enabled services platforms that empower consumers to make healthcare saving and spending decisions. Our platform provides an ecosystem where consumers can access their tax-advantaged healthcare savings, compare treatment options and pricing, evaluate and pay healthcare bills, receive personalized benefit and clinical information, earn wellness incentives, and make educated investment choices to grow their tax-advantaged healthcare savings. We can integrate with any health plan or banking institution to be the independent and trusted partner that enables consumers as they seek to manage, save and spend their healthcare dollars. We believe the secular shift to greater consumer responsibility for healthcare costs will require a significant portion of the approximately 191 million under-age 65 consumers with private health insurance in the United States to use a platform such as ours.

          The core of our ecosystem is the health savings account ("HSA"), a financial account through which consumers spend and save long-term for healthcare on a tax-advantaged basis. We refer to the HSAs for which we serve as custodian as our HSA Members. As of April 30, 2019, we were the integrated HSA platform for 141 health, retirement and other benefit plan providers and for employees at more than 45,000 employer clients. Our customers include individuals, employers of all sizes, and health, retirement, and other benefit plan providers. We refer to our individual customers as our members, our health, retirement and other benefit plan provider customers as our Health Plan and Administrator Partners and our employer clients as our Employer Partners. Our Health Plan and Administrator Partners and Employer Partners collectively constitute our Network Partners. As of January 31, 2019, we had approximately 4.0 million HSAs on our platform. Management estimates that this represents approximately 8.8 million lives. During the years ended January 31, 2019, 2018 and 2017, we added approximately 679,000, 723,000 and 703,000 new HSA Members, representing approximately 1.5 million, 1.6 million and 1.5 million lives, respectively.

          We have developed technology and a differentiated focus on the consumer to facilitate the transition to a more consumer-centric approach to healthcare saving and spending. Our solution is deployed as a cloud-based platform that is accessible to our customers through the Internet and on mobile devices and is hosted on private servers, which allows us to scale on demand. Core to our technology is a configurable framework and open platform that we believe provides us greater functionality and flexibility than generic technologies used by our legacy competitors and requires less investment and time to configure and customize to our customers' needs.

          We are able to seamlessly integrate third-party applications into our platform, which has afforded us an advantage in an expanding consumer healthcare landscape. A growing number of companies are attempting to integrate into the consumer's daily healthcare spending experience by leveraging our platform. These companies offer functions such as price transparency, benefits enrollment, population health, wellness, analytics, health insurance and investment services, and are looking to reach the consumer at the critical "save" and "spend" moment. In an effort to capitalize on this opportunity, we continue to expand the number of ecosystem partners with whom our platform is integrated.

          Our business model provides strong visibility into our future operating performance. As of the beginning of the past several fiscal years, we had approximately 90% visibility into the revenue of the subsequent fiscal year. We earn monthly service revenue primarily through contracts with our Network

Partners and our custodial agreements with individual members. We earn custodial revenue from custodial cash assets deposited with our federally-insured custodial depository partners and with our insurance company partner. In addition, we earn recordkeeping fees on assets held with our investments partner and we earn fees for investment advisory services through our registered investment advisor subsidiary. We also earn interchange revenue, which is primarily interchange fees charged to merchants on payments made with our cards via payment networks. Monthly service revenue, custodial revenue, and interchange revenue are recurring in nature, providing strong visibility into our future business.

          HealthEquity, Inc. was incorporated as a Delaware corporation on September 18, 2002. Our principal business office is located at 15 W. Scenic Pointe Dr., Ste. 100, Draper, Utah 84020. Our website address is www.healthequity.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus supplement, the accompanying prospectus and the information incorporated by reference in this prospectus supplement and the accompanying prospectus, and such information should not be considered to be part of this prospectus supplement, the accompanying prospectus and the information incorporated by reference in this prospectus supplement and the accompanying prospectus.

Merger with WageWorks

          On June 26, 2019, we entered into a definitive agreement and plan of merger, referred to herein as the Merger Agreement, to acquire all of the outstanding shares of common stock of WageWorks for cash. Pursuant to the terms of the Merger Agreement, a wholly owned subsidiary of HealthEquity will be merged with and into WageWorks, with WageWorks surviving the merger as a wholly owned subsidiary of HealthEquity, which transaction is referred to herein as the Merger. WageWorks stockholders will receive $51.35 per share in cash for each WageWorks share.

          We expect to finance the purchase price required under the Merger Agreement through a combination of (i) the net proceeds of this offering, (ii) cash on hand and (iii) debt financing. See "— Financing Transactions." This offering is not conditioned on the consummation of the Merger.

          The Merger is currently projected to close by the end of 2019 and remains subject to approval by WageWorks's stockholders and customary closing conditions, including the expiration of the waiting period under the federal Hart-Scott-Rodino Antitrust Improvements Act of 1976.

          The Merger Agreement contains a number of termination rights for each of HealthEquity and WageWorks, including, among others, the right of HealthEquity and WageWorks to terminate the Merger Agreement in the event that (i) the Merger is not consummated on or before December 26, 2019 (as such date may be extended to March 26, 2020 by either party under certain circumstances), (ii) the requisite approval of the stockholders of WageWorks is not obtained, (iii) any governmental entity issues a final non-appealable order permanently enjoining the consummation of the Merger or (iv) the other party breaches any of its covenants, agreements, representations or warranties to the extent such breach would result in the failure of a closing condition and such breach is not cured within a specified cure period or is not curable. In addition, HealthEquity has the right to terminate the Merger Agreement if WageWorks's board of directors changes its recommendation with respect to the transaction or takes certain other adverse actions with respect to its recommendation. These provisions are subject to amendment or waiver, including amendment or waiver of the termination date, by HealthEquity and WageWorks.

          The Merger Agreement, including a summary of the termination provisions, is included as a part of HealthEquity's Current Report on Form 8-K filed on June 27, 2019, which is incorporated by reference into this prospectus supplement. See "Where You Can Find More Information."

Overview of WageWorks

          WageWorks is a leader in administering Consumer-Directed Benefits ("CDBs"), which empower employees to lower their tax expense and serve as healthcare related tools for employers to provide to their employees. WageWorks leads by providing companies with the technology, tools and a comprehensive understanding of current regulations. These benefits include pre-tax spending accounts, such as HSAs, health and dependent care Flexible Spending Accounts ("FSAs"), Health Reimbursement Arrangements ("HRAs"), plus commuter benefit services, including transit and parking programs, wellness programs and Consolidated Omnibus Budget Reconciliation Act ("COBRA") and other employee benefits.

          For more information on WageWorks, including a summary of WageWorks's business and operations, a discussion of certain material risks related to WageWorks's business, operations and financial condition and WageWorks's consolidated financial statements for the fiscal years ended December 31, 2018 and 2017 and for each of the years in the three-year period ended December 31, 2018, see HealthEquity's Current Report on Form 8-K filed on July 8, 2019. See "Where You Can Find More Information."

          Please also see the unaudited pro forma combined condensed financial statements of HealthEquity included elsewhere in this prospectus supplement under the heading "Unaudited Pro Forma Combined Condensed Financial Statements of HealthEquity." The unaudited pro forma combined condensed financial statements of HealthEquity include an unaudited pro forma combined condensed statement of income for the year ended January 31, 2019, which reflects the combined historical consolidated statements of income of HealthEquity and WageWorks, giving effect to the Merger, the Financing Transactions and this offering as if they had occurred on February 1, 2018, the first day of the fiscal year ended January 31, 2019.

Financial Performance

          For the twelve months ended January 31, 2019, on a pro forma basis after giving effect to the Merger, the Financing Transactions and this offering, we would have generated pro forma GAAP Net income of $30,904,000 and pro forma adjusted EBITDA of approximately $265 million, excluding estimated synergies. The pie charts below highlight the combination of historical key metrics of HealthEquity and WageWorks as of and for the twelve months ended January 31, 2019.

Note:    Total members, HSA members and Total Custodial Assets are for HealthEquity and WageWorks as of April 30, 2019. Total Members is derived from adding accounts from all benefits.

* See "— Summary Historical Consolidated Financial Data of HealthEquity" for a reconciliation of adjusted EBITDA to net income, its most directly comparable GAAP measure.

(1)
Pro forma Net income for January 31, 2019 is $30,904,000.

(2)
Pro forma Revenue and Adjusted EBITDA measures are for the year ended January 31, 2019, and have not been adjusted for the estimated $50 million in annualized on-going net synergies expected to be realized within 24 to 36 months of the closing date of the Merger. HealthEquity expects to realize approximately $27 million in custodial and interchange synergies comprising (i) approximately $24 million in synergies by transitioning approximately $1.4 billion of existing WageWorks HSA related assets from WageWorks's custodial accounts into HealthEquity's accounts resulting in increased margin capture and (ii) an additional approximately $3 million in synergies by transitioning WageWorks's credit card interchange contracts to HealthEquity's higher-margin credit card interchange contracts.

          The Merger is consistent with our strategic priorities of driving HSA growth and enhancing stockholder value creation both organically and through acquisitions. We believe the Merger will provide several significant strategic, operational and financial benefits to the Company, including:

          Greater Access to Broker and Advisor Channels.    The Merger significantly expands our distribution network directly to the broker and advisor channels. According to a February 2019 Aite Group survey of U.S. private sector employers, we now have access to 86% of the sales channels that employers rely upon in selecting their HSA partner. WageWorks's network of brokers and advisors adds to HealthEquity's existing channel access to more than 45,000 employers and its unmatched existing network of 141 health plan and emerging retirement network partnerships. Our research confirms that WageWorks's broker and advisor presence tops other CDB providers, and a merged field sales force would have the depth and breadth to reach regional, commercial and enterprise employers. Furthermore, the broker and advisor channels favor benefits platforms with a full suite of product offerings, and we believe the WageWorks platform will enable us to reach and connect health and wealth for more American families and consumers. We believe employers served by the broker and advisor channels represent the largest growth opportunity for new HSAs.

Source:    Aite Group survey of U.S. private sector employers, February 2019

(1)
HealthEquity network partners as of January 31, 2019

(2)
Does not contemplate overlapping employers

(3)
Current HealthEquity DC record keeper partners by total percentage market assets

(4)
Management estimate as of June 2019

          Premier Single Source Platform.    Following the Merger, we will combine our HSA platform with WageWorks's complementary CDB offerings, giving us 4.8 million HSAs with custodial assets of $9.7 billion as well as a suite of CDB products, adding to our solutions set and leadership position within the HSA sector. In our recent experience, more than 50% of client requests for proposal to which we have responded have requested at least one CDB product in addition to the HSA. Additionally, according to a February 2019 Aite Group survey of U.S. private sector employers, 79% would prefer to receive CDB administration from their HSA partner. We are making a significant investment in data-driven personalized engagement, and this new platform represents an increase of approximately 7 million consumers to whom we will have the opportunity to meet and deliver the right message at the right time on their journeys to spending less, saving more and building wealth for retirement. Encouraging members to see CDB as an integral part of the health and wealth solution is an integral part of this investment. We believe the complementary solutions set at WageWorks will instantly make HealthEquity the premier platform by consolidating CDB services around HSAs.

Source:    Company filings

Source:    Aite Group survey of U.S. private sector employers, February 2019 and September 2016

*
Employers rate multiple consumer-directed products as important or very important in the selection of their HSA provider

          Expanding Addressable Market.    According to Devenir, 25 million HSAs and $54 billion in custodial assets generate approximately $2 billion in total annual HSA market revenue today. We believe that HSAs alone represent a $10 billion addressable market at maturity, with the potential for accounts to more than double and assets to grow between 10x to 20x from current levels. We have consistently and organically grown our market share in every year since our founding in 2006, and the addition of the WageWorks platform will accelerate our HSA growth and market position. Furthermore, we estimate that the complementary CDB product offerings represent an incremental $3 billion addressable market today. We believe we can grow HSA and CDB revenue, focusing on HSA and CDB consolidation to win business from competitors with less complete offerings, offering CDBs to HealthEquity's 45,000 current employer clients and applying our ecosystem partnership strategy to CDBs. Furthermore, WageWorks has developed strong partnerships with its 70,000 employer clients, representing approximately 63% of the Fortune 100 and approximately 50% of the Fortune 500. We believe HSAs are a superior alternative to other CDB options and the acquisition of WageWorks positions us as the incumbent provider with a premier platform to drive further HSA adoption.

(1)
Devenir HSA Research Report February 27, 2019

(2)
Management estimate as of June 2019

(3)
See the most recently filed quarterly reports for HealthEquity and WageWorks

(4)
Bain proprietary research June 2019

          Significant Synergy Opportunities.    We have identified significant near-term synergy opportunities, estimated to be approximately $50 million in annualized ongoing synergies realized within 24 to 36 months of the closing date of the Merger (the "Closing Date"). Custodial and interchange synergies based on current contractual relationships will result in $27 million of annual revenues. Scale in service delivery and elimination of duplicative management functions and other back-office operational efficiencies will result in $23 million of additional cost reductions within 24 to 36 months of the Closing Date. We conservatively estimate the one-time cost to achieve these synergies at approximately $100 million realized within 24 to 36 months of the Closing Date, resulting from rationalization of staffing, business locations, technology platforms, back-office systems and platform integration. Furthermore, we anticipate generating significant incremental revenue synergies over the longer-term as our combined client base takes advantage of the broader platform and service offering and as we continue investing in and driving further member engagement. We have engaged several third parties to assist us in validating these various synergy opportunities, we see a high-degree of visibility in achieving these synergies and we are confident in our ability to fully realize them in a timely basis.

Source:    Management estimates as of June 2019

  Note:    HealthEquity expects to realize approximately $27 million in custodial and interchange synergies comprising (i) approximately $24 million in synergies by transitioning approximately $1.4 billion of existing WageWorks HSA related assets from WageWorks's custodial accounts into HealthEquity's accounts resulting in increased margin capture and (ii) an additional approximately $3 million in synergies by transitioning WageWorks's credit card interchange contracts to HealthEquity's higher-margin credit card interchange contracts.

          Large Underpenetrated Client Base with Significant Cross-Sell Opportunity in Existing Base.    Further HSA penetration of existing clients represents a key growth pillar for us today. The addition of the WageWorks platform not only broadens our client base by approximately 20 million full-time employees, but also our opportunity for further client penetration and cross-sell of HSA and CDB. With our clients, including approximately two-thirds of Fortune 500 companies and 115,000 total employers, representing one-sixth of full-time U.S. workers, as of March 2019, we will have a significant opportunity to sell our diversified HSA and CDB product suite to existing clients and increase uptake across the underlying consumer base. Fewer than 5% of our combined employer partners currently have the full suite of HSA and complementary benefits, representing significant opportunity for further client penetration and incremental revenue. Furthermore, as of March 2019, less than 3% of WageWorks's employer partners subscribe to a WageWorks HSA. Following the Merger, our seasoned sales executives from both legacy companies will be highly focused and armed with the solutions set to engage and educate our employers and consumers on the most tax-advantaged ways to connect health and wealth for life and to save for healthcare, now and in retirement.

Source: Company filings

(1)
Combined HealthEquity and WageWorks

(2)
WageWorks clients that offer HSAs to their employees as of March 2019

(3)
Less than 5% of combined employer partners have full suite of HSA and complementary benefits

(4)
Comparative revenue of top 2,000 clients with full suite compared to clients without full suite of HSA and complementary benefits

Financing Transactions

          On June 26, 2019, we entered into a commitment letter (the "Commitment Letter") with Wells Fargo Bank, National Association, and Wells Fargo Securities, LLC (the "Commitment Parties"), pursuant to which the Commitment Parties committed to provide senior credit facilities in an aggregate principal amount of $1.91 billion, consisting of (i) a senior secured revolving credit facility in an aggregate principal amount of $200 million (the "Revolving Credit Facility"), (ii) a senior secured term loan facility in an aggregate principal amount of $1.41 billion (the "Term Loan Facility" and together with the Revolving Credit Facility, the "Senior Facilities") and (iii) a senior unsecured bridge facility in an aggregate principal amount of $300 million (the "Bridge Facility" and together with the Senior Facilities, the "Facilities"). Pursuant to the terms of the Commitment Letter, the first $300 million of the gross cash proceeds from this offering will reduce the commitments in respect of the Bridge Facility, and the remainder of the gross cash proceeds will reduce the commitments in respect of the Term Loan Facility, in each case, on a dollar-for-dollar basis.

          This description of the foregoing financing transactions (the "Financing Transactions") is included herein solely for informational purposes. It is possible that the company could elect in the future to finance the Merger in a different manner through a different combination of debt and/or additional equity. The offering of our common stock is not contingent on the funding of the Facilities or the consummation of the Merger.

 THE OFFERING

Common stock offered by us	shares
Common stock to be outstanding after this offering	shares
Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an additional shares of our common stock from us.
Use of proceeds
We expect that the net proceeds from this offering will be approximately $ million (or up to approximately $ million if the underwriters exercise their option to purchase additional shares) after deducting the estimated discount to the underwriters and the related fees and expenses of this offering. We intend to use the net proceeds from this offering, together with cash on hand and proceeds from the Term Loan Facility, to fund a portion of the purchase price required under the Merger Agreement, including related fees and expenses as well as for general corporate purposes. If for any reason the Merger is not consummated, we intend to use the net proceeds from this offering for general corporate purposes.
NASDAQ Global Select Market trading symbol	"HQY"
Risk factors
See "Risk Factors" beginning on page S-20 of this prospectus supplement and the other information included and incorporated by reference into this prospectus supplement and the accompanying prospectus for a discussion of the factors you should carefully consider before deciding whether to invest in our common stock.

          The number of shares of our common stock to be outstanding after this offering is based on 62,718,426 shares of our common stock outstanding as of April 30, 2019, and excludes:

  •
  2,355,545 shares of our common stock issuable upon the exercise of outstanding stock options as of April 30, 2019, with a weighted-average exercise price of $29.66 per share;

  •
  1,190,482 shares of our common stock issuable upon vesting and settlement of outstanding restricted stock units and restricted stock awards as of April 30, 2019;

  •
  5,513,728 shares of our common stock reserved for future issuance under our 2014 Equity Incentive Plan as of April 30, 2019; and

  •
  526,652 shares of our common stock issuable upon the vesting and settlement of restricted stock units granted subsequent to January 31, 2019 through July 8, 2019.

          Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters' option to purchase additional shares of common stock.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF HEALTHEQUITY

          The following table presents our summary historical consolidated financial data as of and for the fiscal years ended January 31, 2019, 2018 and 2017. The summary historical consolidated financial data as of January 31, 2019 and 2018, and for the fiscal years ended January 31, 2019, 2018 and 2017, have been derived from our audited consolidated financial statements and accompanying notes contained in our Annual Report on Form 10-K for the fiscal year ended January 31, 2019, which is incorporated by reference into this prospectus supplement.

          Our summary historical consolidated financial data as of April 30, 2019 and for the three-month periods ended April 30, 2019 and 2018 have been derived from our historical unaudited interim condensed consolidated financial statements contained in our Quarterly Report on Form 10-Q for the quarter ended April 30, 2019, which is incorporated by reference into this prospectus supplement. These financial statements are unaudited, but, in the opinion of our management, contain all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of our financial condition, results of operations and cash flows for the periods presented.

          Results of interim periods are not necessarily indicative of the results expected for a full year or for future periods. The information set forth below is only a summary. You should read the following information together with our consolidated financial statements and accompanying notes and the sections entitled "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our Annual Report on Form 10-K for the fiscal year ended January 31, 2019 and our Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2019, which are incorporated by reference into this prospectus supplement, and in our other reports filed with the SEC. The summary historical data presented below constitutes historical financial data of HealthEquity. Our historical consolidated financial information may not be indicative of the future performance of HealthEquity or the combined company following consummation of the Merger. For more information, see "Where You Can Find More Information."

	Three months ended (unaudited)		Year ended January 31,
(in thousands, except for per share data)	30-Apr 2019	30-Apr 2018	2019	2018	2017
Consolidated statements of operations data:
Revenue	$87,052	$69,904	$287,243	$229,525	$178,370
Cost of revenue	29,299	25,548	106,050	94,609	72,015

Gross profit	57,753	44,356	181,193	134,916	106,355
Operating expenses	30,075	23,816	103,523	80,498	65,143

Income from operations	27,678	20,540	77,670	54,418	41,212
Other income (expense)	23,600	(1)	(1,852)	(2,229)	(1,092)

Income before income taxes	51,278	20,539	75,818	52,189	40,120
Income tax provision (benefit)	9,456	(2,038)	1,919	4,827	13,744

Net income	$41,822	$22,577	$73,899	$47,362	$26,376

Net income per share attributable to common stockholders:
Basic	$0.67	$0.37	$1.20	$0.79	$0.45
Diluted	$0.65	$0.36	$1.17	$0.77	$0.44
Weighted-average number of shares used in computing net income per share attributable to common stockholders:
Basic	62,326	61,170	61,836	60,304	58,615
Diluted	63,901	62,693	63,370	61,854	59,894
Consolidated balance sheet data:

	Three months ended (unaudited)		Year ended January 31,
(in thousands, except for per share data)	30-Apr 2019	30-Apr 2018	2019	2018	2017
Cash, cash equivalents and marketable securities	$329,310	$269,835	$361,475	$240,269	$180,359
Working capital	341,198	286,610	365,624	244,906	185,116
Total assets	596,639	418,031	510,016	369,159	279,136
Total liabilities	67,340	21,057	32,937	22,885	17,196
Total stockholders' equity	$529,299	$396,974	$477,079	$346,274	$261,940
Reconciliation of Net Income to Non-GAAP Net Income
Net income	$41,822	$22,577	$73,899	$47,362	26,376
Stock-based compensation adjustment, net of tax(1)	4,581	3,221	16,002	8,872	5,206
Excess tax benefit due to adoption of ASU 2016-09	(2,319)	(6,524)	(14,262)	(14,141)
Mark-to-market adjustment, net of tax(1)	17,868	(67)	(78)
Acquired intangible asset amortization, net of tax(1)	1,133	1,117	4,506	3,015	2,664
One-time costs, net of tax(1)	—	—	—	—	—

Non-GAAP net income(2)	$63,085	$20,324	$80,067	$45,108	$34,246

Diluted weighted-average shares used in computing GAAP and Non-GAAP per share amounts	63,901	62,693	63,370	61,854	59,894
Non-GAAP net income per diluted share	$0.99	$0.32	$1.26	$0.73	$0.57
Reconciliation of Net Income to Adjusted EBITDA
Net income	$41,822	$22,577	$73,899	$47,362	$26,376
Interest income	(1,343)	(258)	(1,946)	(734)	(531)
Interest expense	63	67	270	274	275
Income tax provision (benefit)	9,456	(2,038)	1,919	4,827	13,744
Depreciation and amortization	3,282	3,050	12,256	11,089	8,889
Amortization of acquired intangible assets	1,491	1,470	5,929	4,863	4,297
Stock-based compensation expense	6,028	4,239	21,057	14,310	8,398
Unrealized gain on marketable equity securities	(23,511)	—	—	—	—
Other(3)	1,635	520	4,998	2,689	1,348

Adjusted EBITDA(4)	$38,923	$29,627	$118,382	$84,680	$62,796

(1)
For the three months ended April 30, 2019 and 2018, and the year ended January 31, 2019, the Company used an estimated statutory tax rate of 24% to calculate the net impact of stock-based compensation expense and mark-to-market adjustments.

(2)
Non-GAAP net income is calculated by adding back to net income all non-cash stock-based compensation expense, acquired intangible asset amortization, and one-time costs, net of an estimated statutory tax rate, subtracting the excess tax benefits due to the adoption of ASU 2016-09, and adjusting for unrealized gains and losses on marketable equity securities, net of an estimated statutory tax rate.

(3)
For the three months ended April 30, 2019 and 2018, Other consisted of non-income-based taxes of $13 and $104, other (income)/costs of $(6) and $88, acquisition-related costs of $1,184 and $1, and amortization of incremental costs to obtain a contract of $444 and $327, respectively. For the years ended January 31, 2019, 2018 and 2017, Other consisted of non-income based taxes of $487, $439, and $358, acquisition-related costs of $2,121, $2,197, and $631, amortization of incremental costs to obtain a contract of $1,470, $0, and $0, loss on disposal of previously capitalized software development of $676, $0, and $0, and other costs of $244, $53, and $359, respectively.

(4)
Adjusted EBITDA is defined as adjusted earnings before interest, taxes, depreciation and amortization, stock-based compensation expense, unrealized gains and losses on marketable equity securities, and other certain non-operating items.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF WAGEWORKS

          The following tables present summary historical consolidated financial data of WageWorks as of and for the fiscal years ended December 31, 2018, 2017 and 2016. The summary historical consolidated financial data as of December 31, 2018 and 2017, and for the years ended December 31, 2018, 2017 and 2016, have been derived from WageWorks's audited consolidated financial statements included in our Current Report on Form 8-K filed on July 8, 2019, which is incorporated by reference into this prospectus supplement. The summary historical consolidated financial data as of March 31, 2019 and for each of the three months ended March 31, 2019 and March 31, 2018 has been derived from WageWorks's unaudited interim condensed consolidated financial statements, which have been prepared on the same basis as WageWorks's audited consolidated financial statements, and which unaudited interim condensed consolidated financial statements are included in our Current Report on Form 8-K filed on July 8, 2019, which is incorporated by reference into this prospectus supplement.

          Results of interim periods are not necessarily indicative of the results expected for a full year or for future periods. The information set forth below is only a summary. You should read the following information together with WageWorks's financial data included in our Current Report on Form 8-K filed on July 8, 2019 and incorporated by reference into this prospectus supplement. The summary historical data presented below constitutes historical financial data of WageWorks. WageWorks's historical consolidated financial information may not be indicative of the future performance of WageWorks or the combined company following consummation of the Merger. For more information, see "Where You Can Find More Information."

	Three Months Ended March 31 (unaudited)		Years Ended December 31,
	2019	2018	2018	2017	2016
	(in thousands)
Consolidated Statements of Income Data:
Revenues	$118,225	$126,640	$472,184	$476,095	$355,561
Operating expenses:
Cost of revenues (excluding amortization of internal use software)	39,258	45,242	154,804	173,661	129,046
Technology and development, sales and marketing, general and administrative, and employee termination and other charges	62,580	56,620	231,540	194,112	163,273
Amortization	10,851	9,991	41,456	37,890	37,175

Total operating expenses	112,689	111,853	427,800	405,663	329,494
Income from operations	5,536	14,787	44,384	70,432	26,067
Other income (expense):
Interest income	2,649	1,266	5,849	1,147	406
Interest expense	(2,709)	(2,182)	(10,087)	(7,293)	(2,717)
Other income (expense)			(31)	(316)	1,075

Income before income taxes	5,476	13,871	40,115	63,970	24,831
Income tax provision	(1,419)	(2,852)	(14,145)	(9,583)	(8,929)

Net income	$4,057	$11,019	$25,970	$54,387	$15,902

	Three Months Ended March 31 (unaudited)		Years Ended December 31,
	2019	2018	2018	2017	2016
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents, including restricted cash	$783,099	$691,673	$898,759	$779,677	$672,609
Short-term investments	183,603	259,989	222,205	195,534	—
Working capital	336,435	326,056	382,212	326,056	104,826
Total assets	1,666,199	1,652,763	1,785,153	1,651,983	1,335,781
Long-term debt	184,769	245,035	244,693	244,915	248,848
Total liabilities	993,512	1,013,803	1,120,012	1,039,733	938,139
Total stockholders' equity	$672,687	$638,960	$665,141	$612,250	$397,642

	Three Months Ended March 31 (unaudited)		Years Ended December 31,
	2019	2018	2018	2017	2016
	(in thousands)
Net income:
GAAP net income	$4,057	$11,019	$25,970	$54,387	$15,902
Stock-based compensation expense	2,904	7,292	18,088	25,649	27,180
Amortization of acquired intangibles	6,393	6,361	25,481	25,778	21,946
One-time public stock offering related expense	—	—	—	363	—
Employee termination and other charges	—	—	3,793	1,489	1,147
Tax effect of above adjustments(1)	(2,417)	(2,355)	(8,120)	(31,996)	(19,193)
Non-GAAP net income	$10,937	$22,317	$65,212	$75,670	$46,982
Reconciliation of GAAP net income to Non-GAAP Adjusted EBITDA:
GAAP net income	$4,057	$11,019	$25,970	$54,387	$15,902
Interest and Other Income, Net	(2,649)	(1266)	(5,849)	(831)	(1,480)
Interest expense	2,709	2,182	10,087	7,293	2,717
Income tax provision	1,419	2,852	14,145	9,583	8,929
Depreciation	3,741	3,191	14,011	11,384	8,696
Amortization	10,851	9,991	41,456	37,890	37,175
Stock-based compensation expense	2,904	7,292	18,088	25,649	27,180
Employee termination and other charges	—	—	3,793	1,489	1,147

Excess restatement-related costs	10,000	0	25,000	—	—

Adjusted EBITDA	$33,032	$35,261	$146,738	$146,844	$100,266

(1)
Tax effect adjustments assumes the Federal and State statutory rates plus stock excess tax benefits recorded in income tax benefit (provision).

SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS OF
HEALTHEQUITY

          This prospectus supplement presents the unaudited pro forma combined condensed balance sheet of HealthEquity as of April 30, 2019, and the unaudited pro forma combined condensed statements of operations of HealthEquity for the three months ended April, 2019 and the year ended January 31, 2019.

          The unaudited pro forma combined condensed balance sheets as of April 30, 2019 combines the historical unaudited consolidated balance sheet of HealthEquity as of April 30, 2019 and the unaudited condensed consolidated balance sheet of WageWorks as of March 31, 2019, and gives effect to the Merger and the Financing Transactions as if each occurred on April 30, 2019.

          The unaudited pro forma combined condensed statements of income for the three months ended April 30, 2019 and the fiscal year ended January 31, 2019, combine the unaudited historical statements of operations of HealthEquity for the three months ended April, 30, 2019 and the fiscal year ended January 31, 2019 and the unaudited statement of income data for WageWorks for the three months ended March 31, 2019 and the fiscal year ended December 31, 2018, and give effect to the Merger and the Financing Transactions as if each occurred on February 1, 2018, the first day of the fiscal year ended January 31, 2019.

          The unaudited pro forma combined financial data are based upon the historical consolidated financial data of HealthEquity and WageWorks, after giving effect to the Merger, the Financing Transactions and this offering as of the dates and for the periods indicated. The unaudited pro forma combined financial data should be read in conjunction with the financial statements presented, or incorporated by reference, in this prospectus supplement and the related notes thereto.

(In thousands, except per share amounts)	For the three months ended 4/30/2019	For the year ended 1/31/2019
	Pro Forma	Pro Forma
Consolidated statements of operations data:
Revenue:
Service revenue	$26,808	$100,564
Custodial revenue	41,952	126,178
Interchange revenue	18,292	60,501
WageWorks Revenue	118,225	472,184

Total revenue	205,277	759,427
Cost of revenue:
Service costs	20,930	77,983
Custodial costs	4,123	14,124
Interchange costs	4,527	15,068
WageWorks Cost of revenue	39,258	154,804

Total cost of revenue	68,838	261,979

Gross profit	136,439	497,448
Operating expenses:
Sales and marketing	27,652	103,992
Technology and development	27,752	90,165
General and administrative	37,566	138,410
Amortization of acquired intangible assets	18,991	75,929
Employee termination & other charges	—	3,792

Total operating expenses	111,961	412,288

Income from operations	24,478	85,160
Other income (expense), net	(12,124)	(59,970)

Income before income taxes	12,354	25,190
Income tax provision (benefit)	219	(5,714)

Net income and comprehensive income	$12,135	$30,904

Net income per share:
Basic	$0.18	$0.45
Diluted	$0.17	$0.44
Weighted-average number of shares used in computing net income per share:
Basic	68,634	68,144
Diluted	70,209	69,678
Consolidated balance sheet data:
Cash, cash equivalents and marketable securities	$691,249
Working capital	72,870
Total assets	3,150,859
Total liabilities	2,283,175
Total stockholders' equity	$867,684
Reconciliation of Net Income to Non-GAAP Net Income
Net income	$12,135	$30,904
Stock-based compensation adjustment, net of tax(1)	8,375	36,095
Excess tax benefit due to adoption of ASU 2016-09	(2,319)	(14,262)
Mark-to-market adjustment, net of tax(1)	—	(78)
Acquired intangible asset amortization, net of tax(1)	14,433	57,706
One-time costs, net of tax(1)(2)	7,600	19,000

Non-GAAP net income(3)	$40,224	$129,365

Diluted weighted-average shares used in computing GAAP and Non-GAAP per share amounts	70,209	69,678
Non-GAAP net income per diluted share	$0.57	$1.86
Reconciliation of Net Income to Adjusted EBITDA
Net income	$12,135	$30,904
Interest income	(3,257)	(7,795)

(In thousands, except per share amounts)	For the three months ended 4/30/2019	For the year ended 1/31/2019
	Pro Forma	Pro Forma
Interest expense	16,109	64,206
Income tax provision (benefit)	219	(5,714)
Depreciation and amortization	7,023	26,267
Amortization of acquired intangible assets	18,991	75,929
Stock-based compensation expense	11,020	47,495
Other(4)	9,716	33,828

Adjusted EBITDA(5)	$71,956	$265,120

(1)
For the three months ended April 30, 2019 and 2018, and the year ended January 31, 2019, the Company used an estimated statutory tax rate of 24% to calculate the net impact of stock-based compensation expense and mark-to-market adjustments.

(2)
Includes one-time costs related to excess restatement-related costs of $25 million, net of tax.

(3)
Non-GAAP net income has not been adjusted for the estimated $50 million ($38 million net of tax) in annualized on-going net synergies expected to be realized within 24 to 36 months of the closing date of the Merger.

(4)
For the three months ended April 30, 2019, Other consisted of excess restatement-related costs of $10,000, non-income-based taxes of $13, other income ($741), and amortization of incremental costs to obtain a contract of $444. For the year ended January 31, 2019, Other consisted of excess restatement-related costs of $25,000, non-income-based taxes of $487, acquisition-related costs of $2,121, and amortization of incremental costs to obtain a contract of $1,470, loss on disposal of previously capitalized software development of $676, employee termination and other charges of $3,830, and other costs of $244.

(5)
Adjusted EBITDA has not been adjusted for the estimated $50 million ($38 million net of tax) in annualized on-going net synergies expected to be realized within 24 to 36 months of the closing date of the Merger.

RISK FACTORS

          Investing in our common stock involves risk. These risks are described below, under "Risk Factors" in Item 1A of Part I of our annual report on Form 10-K for the fiscal year ended January 31, 2019, which is incorporated by reference in this prospectus supplement and the accompanying prospectus, and in the other documents we file with the SEC from time to time. See "Where You Can Find More Information". Before making a decision to invest in our common stock, you should carefully consider these risks, as well as other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Risks Related to the Merger

Our acquisition of WageWorks may not be consummated.

          We have entered into an agreement to acquire WageWorks, referred to herein as the Merger Agreement. Completion of the Merger is subject to a number of risks and uncertainties, and we can provide no assurance that the various closing conditions to the Merger Agreement will be satisfied, including that the required governmental and other necessary approvals will be obtained. This offering is not conditioned on the consummation of the Merger.

          In connection with the Merger, we have obtained a commitment to the Facilities, which is subject to certain conditions. See "Summary — Merger with WageWorks — Financing Transactions." We expect to finance the purchase price payable under the Merger Agreement through a combination of (i) the net proceeds of this offering, (ii) cash on hand and (iii) debt financing. The timing, amounts and terms of any such financing sources will depend on market conditions and other factors, and our financing plans may change. There can be no assurance that we will be able to raise the necessary funds on terms we consider favorable, or at all. The inability to complete the Merger, or to obtain financing on terms that are favorable, or at all, could have a material adverse effect on our results of operations, financial condition and prospects.

The Merger is subject to a number of conditions and requirements to the obligations of both HealthEquity and WageWorks to complete the Merger, which, if not fulfilled, or not fulfilled in a timely manner, may result in termination of the Merger Agreement.

          As set forth in the Merger Agreement, the respective obligations of each of HealthEquity and WageWorks to effect the Merger are subject to, among other things, the satisfaction at or prior to the effective time of the Merger of the following conditions:

  •
  the approval of the Merger by the requisite vote of the WageWorks stockholders must have been obtained;

  •
  no injunctions or decrees by any relevant governmental entity that prevent the Merger may be outstanding;

  •
  all requisite regulatory approvals, both antitrust or otherwise, must have been obtained;

  •
  subject to certain exceptions and materiality standards provided in the Merger Agreement, the representations and warranties of the other parties must be true and correct; and

  •
  the other parties must have performed or complied with all of their obligations under the Merger Agreement in all material respects.

          Many of the foregoing circumstances that are required to complete the Merger are not within either HealthEquity's or WageWorks's control, and neither company can predict when, or if, the Merger will be completed. If the Merger is not completed on or before December 26, 2019, which date may be extended to March 26, 2020 by either party under certain circumstances, it is possible that the Merger Agreement may be terminated. Although HealthEquity and WageWorks have agreed in the Merger

Agreement to use reasonable best efforts, subject to certain limitations, to complete the Merger as promptly as practicable, it is possible that the Merger may not be completed because, among other things, the conditions and requirements to complete the Merger are not satisfied or, to the extent permitted by applicable law, waived. In addition, satisfying the conditions to and otherwise completing the Merger may take longer, and could cost more, than HealthEquity and WageWorks expect. Neither HealthEquity nor WageWorks can predict whether and when the Merger will be completed. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the Merger for a significant period of time or prevent it from occurring. Any delay in completing the Merger may adversely affect the cost savings and other benefits that HealthEquity and WageWorks expect to achieve from the Merger.

We may experience difficulties in integrating the operations of WageWorks into our business and in realizing the expected benefits of the Merger.

          The success of the Merger, if completed, will depend in part on our ability to realize the anticipated business opportunities from combining the operations of WageWorks with our business in an efficient and effective manner. The integration process could take longer than anticipated and could result in the loss of key employees, the disruption of each company's ongoing businesses, tax costs or inefficiencies, or inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers, employees or other third parties, or our ability to achieve the anticipated benefits of the Merger, and could harm our financial performance. If we are unable to successfully or timely integrate the operations of WageWorks with our business, we may incur unanticipated liabilities and be unable to realize the revenue growth, synergies and other anticipated benefits resulting from the Merger, and our business, results of operations and financial condition could be materially and adversely affected.

WageWorks may have liabilities that are not known, probable or estimable at this time.

          As a result of the Merger, WageWorks will become our subsidiary and it will remain subject to all of its liabilities. There could be unasserted claims or assessments that we failed or were unable to discover or identify in the course of performing due diligence investigations of WageWorks. In addition, there may be liabilities that are neither probable nor estimable at this time that may become probable or estimable in the future. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our financial results. We may learn additional information about WageWorks that adversely affects us, such as unknown, unasserted or contingent liabilities and issues relating to compliance with applicable laws.

          Without limitation to the generality of the foregoing, WageWorks is subject to various rules, regulations, laws and other legal requirements, enforced by governments or other public authorities. Misconduct, fraud, non-compliance with applicable laws and regulations, or other improper activities by any of WageWorks's directors, officers, employees or agents could have a significant impact on WageWorks's business and reputation and could subject WageWorks to fines and penalties, criminal, civil and administrative legal sanctions and suspension from contracting (including with public bodies), resulting in reduced revenues and profits. Such misconduct could include the failure to comply with regulations prohibiting bribery, regulations on lobbying or similar activities, control over financial reporting, environmental laws and any other applicable laws or regulations.

The complexity of the integration and transition associated with the Merger, together with the resulting increased scale and national presence, may affect HealthEquity's and WageWorks's internal control over financial reporting and ability to effectively and timely report financial results.

          The additional scale of the combined company's operations, together with the complexity of the integration effort, including changes to or implementation of critical information technology systems, may adversely affect HealthEquity's and WageWorks's ability to report financial results on a timely basis. In addition, HealthEquity and WageWorks will have to train new employees and third-party providers. HealthEquity and WageWorks expect that the Merger may necessitate significant modifications to their internal control systems, processes and information systems, both on a transition basis and over the longer-term as HealthEquity and WageWorks fully integrate the combined company. Due to the complexity of the Merger, HealthEquity and WageWorks cannot be certain that changes to HealthEquity's and WageWorks's internal control over financial reporting will be effective for any period, or on an ongoing basis. If HealthEquity and WageWorks are unable to accurately report HealthEquity's and WageWorks's financial results in a timely manner, or are unable to assert that HealthEquity's and WageWorks's internal controls over financial reporting are effective, HealthEquity's and WageWorks's business, financial condition and results of operations, and the market perception thereof, may be materially adversely affected.

The unaudited pro forma combined financial states included in this prospectus supplement are based on a number of preliminary estimates and assumptions and the actual results of operations, cash flows and financial position of HealthEquity after the Merger may differ materially.

          The unaudited pro forma combined financial statements included in this prospectus supplement are presented for illustrative purposes only and are not necessarily indicative of what HealthEquity's actual results of operations, cash flows and financial position would have been had the Merger, the Financing Transactions and this offering been completed on the dates indicated. The unaudited pro forma combined financial statements reflect adjustments, which are based upon preliminary estimates, to record the WageWorks identifiable assets to be acquired and liabilities to be assumed at fair value, and the resulting goodwill to be recognized. The purchase price allocation reflected is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets acquired and liabilities assumed in the Merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this prospectus supplement. The unaudited pro forma combined financial statements are also based on a number of other estimates and assumptions, including estimates and assumptions of the type and terms of a portion of the debt to be incurred to finance a portion of the purchase price payable under the Merger Agreement and pay fees and expenses related to the Merger and the related transactions. If the type or terms of the new debt actually incurred differ materially from the estimates and assumptions set out in the accompanying pro forma combined condensed financial statements, HealthEquity's actual results and financial condition after the completion of the Merger could differ materially from the results and financial condition contemplated by the unaudited pro forma combined financial data.

The synergies attributable to the Merger may vary from expectations.

          HealthEquity may fail to realize the anticipated benefits and synergies expected from the Merger, which could adversely affect HealthEquity's business, financial condition and operating results. The success of the Merger will depend, in significant part, on HealthEquity's ability to successfully integrate the acquired business, grow the revenue of the combined company and realize the anticipated strategic benefits and synergies from the combination. HealthEquity believes that the addition of WageWorks will complement HealthEquity's strategy by giving HealthEquity access to more of the fast-growing HSA market by expanding HealthEquity's direct distribution to employers and benefits advisors as a single source, premier provider of HSAs and complementary CDBs, including flexible spending accounts, health reimbursement arrangements, COBRA administration and commuter accounts. However, achieving these goals requires growth of the revenue of the combined company and realization of the targeted cost synergies expected from the Merger. This growth and the anticipated benefits of the transaction may not be realized fully or at all, or may take longer to realize than expected. Actual operating, technological, strategic and revenue opportunities, if achieved at all, may be less significant than expected or may take longer to achieve than anticipated. If HealthEquity is not able to achieve these objectives and realize the anticipated benefits and synergies expected from the Merger within the anticipated timing or at all, HealthEquity's business, financial condition and operating results may be adversely affected.

We will incur significant transaction costs and integration costs in connection with the Merger.

          We will incur significant costs in connection with the Merger. The substantial majority of these costs will be non-recurring expenses related to the Merger. These non-recurring costs and expenses are not reflected in the pro forma combined condensed financial statements included in this prospectus supplement. We may incur additional costs in the integration of WageWorks's business, and may not achieve cost synergies and other benefits sufficient to offset the incremental costs of the Merger.

We expect to issue securities pursuant to this offering and, as a result, we are subject to market risks, including market demand for our equity securities.

          In connection with the Merger Agreement, we have obtained commitment from affiliates of certain of the underwriters for the Facilities. We expect to use debt financing to fund a portion of the purchase price payable under the Merger Agreement. See "Summary — Financing Transactions" for additional information. Among other risks, the planned increase in our indebtedness may:

  •
  make it more difficult for us to repay or refinance our debts as they become due during adverse economic and industry conditions;

  •
  limit our flexibility to pursue other strategic opportunities or react to changes in our business and the industry in which we operate and, consequently, place us at a competitive disadvantage to competitors with less debt;

  •
  require an increased portion of our cash flows from operations to be used for debt service payments, thereby reducing the availability of cash flows to fund working capital, capital expenditures, dividend payments and other general corporate purposes;

  •
  result in a downgrade in the credit rating of our indebtedness, which could limit our ability to borrow additional funds or increase the interest rates applicable to our indebtedness;

  •
  result in higher interest expense in the event of increases in market interest rates for both long-term debt as well as short-term commercial paper, bank loans or borrowings under our line of credit at variable rates; and

  •
  require that additional terms, conditions or covenants be placed on us.

          Among other risks, the issuance of additional equity by HealthEquity pursuant to the offering hereby may:

  •
  be dilutive to our existing shareholders and earnings per share;

  •
  negatively affect our capital structure and cost of the capital; and

  •
  negatively affect the offering price of our new equity or necessitate the use of other equity or equity-like instruments such as preferred stock.

We intend to use the net proceeds from this offering to fund a portion of the purchase price payable under the Merger Agreement, but this offering is not conditioned upon the closing of the Merger, and we will have broad discretion to determine alternative uses of proceeds.

          As described under "Use of Proceeds," we intend to use the net proceeds from this offering to fund a portion of the purchase price payable under the Merger Agreement. However, this offering is not conditioned upon the closing of the Merger. If the Merger is not consummated, we will have broad discretion in the application of the net proceeds from this offering such as using the proceeds from this offering toward general corporate purposes, and holders of our shares of common stock will not have the opportunity as part of their investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use.

We will be subject to business uncertainties while the Merger is pending.

          The preparation required to complete the Merger may place a significant burden on management and internal resources. The additional demands on management and any difficulties encountered in completing the Merger, including the transition and integration process, could adversely affect our financial results.

Failure to complete the Merger could negatively affect our stock price, as well as our future business and financial results.

          If the Merger is not completed, we will be subject to a number of risks, including:

  •
  we must pay costs related to the Merger, including legal, accounting, financial advisory and filing costs, whether the Merger is completed or not; and

  •
  we could be subject to litigation related to the failure to complete the Merger or other factors, which litigation may adversely affect our business, financial results and stock price.

Other risk factors relating to HealthEquity and WageWorks.

          As a result of entering into the Merger Agreement, HealthEquity's and WageWorks's businesses are and will be subject to the risks described above. In addition, HealthEquity and WageWorks are, and following completion of the Merger, HealthEquity will be, subject to the risks described in HealthEquity's Annual Report on Form 10-K for the fiscal year ended January 31, 2019 and its Quarterly Report on Form 10-Q for the three months ended April 30, 2019 and WageWorks's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and its Quarterly Report on Form 10-Q for the three months ended March 31, 2019, as updated from time to time in their subsequent filings with the SEC, including those incorporated by reference herein. See "Where You Can Find More Information".

Risks Related to Our Common Stock and this Offering

The market price of our common stock may be volatile.

          The stock market in general has been highly volatile. As a result, the market price and trading volume for our common stock may also be highly volatile, and investors in our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. Factors that could cause the market price of our common stock to fluctuate significantly include:

  •
  our operating and financial performance and prospects and the performance of other similar companies;

  •
  our quarterly or annual earnings or those of other companies in our industry;

  •
  conditions that impact demand for our products and services;

  •
  the public's reaction to our press releases, financial guidance and other public announcements, and filings with the SEC;

  •
  changes in earnings estimates or recommendations by securities or research analysts who track our common stock;

  •
  market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

  •
  strategic actions by us or our competitors, such as acquisitions or restructurings;

  •
  changes in government and other regulations;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  arrival and departure of key personnel;

  •
  sales of common stock by us, our investors or members of our management team; and

  •
  changes in general market, economic and political conditions in the U.S. and global economies or financial markets, including those resulting from natural disasters, telecommunications failure, cyber-attack, civil unrest in various parts of the world, acts of war, terrorist attacks or other catastrophic events.

          Any of these factors may result in large and sudden changes in the trading volume and market price of our common stock and may prevent you from being able to sell your shares at or above the price you paid for your shares of our common stock. Following periods of volatility in the market price of a company's securities, stockholders often file securities class-action lawsuits against such company. Our involvement in a class-action lawsuit could divert our senior management's attention and, if adversely determined, could have a material and adverse effect on our business, financial condition and results of operations.

We do not intend to pay regular cash dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

          We have no current plans to declare and pay any cash dividends for the foreseeable future. We currently intend to retain all our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in our common stock will depend upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Future offerings of debt or equity securities, which may rank senior to our common stock, may adversely affect the market price of our common stock.

          If we decide to issue debt securities in the future, which would rank senior to shares of our common stock, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any equity securities or convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their shareholdings in us.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

          Certain provisions in our governing documents could make a merger, tender offer or proxy contest involving us difficult, even if such events would be beneficial to the interests of our stockholders. These provisions include the inability of our stockholders to act by written consent and certain advance notice procedures with respect to stockholder proposals and nominations for candidates for the election of directors. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with

us. Accordingly, our board of directors could rely upon these or other provisions in our governing documents and Delaware law to prevent or delay a transaction involving a change in control of our company, even if doing so would benefit our stockholders.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or team members.

          Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim for breach of a fiduciary duty owed by any of our directors and officers to us or our stockholders, any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other team members, which may discourage such lawsuits against us and our directors, officers and other team members. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

USE OF PROCEEDS

          We expect that the net proceeds from this offering will be approximately $             (or up to approximately $             if the underwriters exercise their option to purchase additional shares of common stock) after deducting the estimated discount to the underwriters and the related fees and expenses of this offering. We intend to use the net proceeds from this offering, cash on hand and proceeds from the Term Loan Facility to fund the purchase price required under the Merger Agreement, including related fees and expenses as well as for general corporate purposes. Consummation of this offering is not contingent on completion of the Merger. If for any reason the Merger is not consummated, we intend to use the net proceeds from this offering for general corporate purposes, including potential acquisitions. Prior to the consummation of the Merger, we intend to hold the proceeds of this offering in cash and cash equivalents.

          The following table outlines the sources and uses of funds for the Merger, as if the Merger was completed as of April 30, 2019 (the assumed closing date of the Merger for purposes of the unaudited pro forma combined condensed balance sheet contained in "Unaudited Pro Forma Combined Condensed Financial Statements of HealthEquity and WageWorks"). The table assumes we complete the Merger, this offering and the funding of the Term Loan Facility simultaneously. The actual amounts may vary from estimated amounts depending on the actual closing date of the Merger, actual amounts of net proceeds from this offering and the actual structure of the debt financing. You should read the following table together with the information included under the headings "Summary — Merger with WageWorks", "Summary — Financing Transactions" and "Unaudited Pro Forma Combined Condensed Financial Statements of HealthEquity and WageWorks."

Sources of funds	(in millions)	Uses of funds	(in millions)
Shares of common stock offered		Cash consideration to WageWorks's stockholders(4)	$2,028
hereby(1)	$410	Transaction fees and expenses(5)	$102
Term Loan Facility(2)	1,300
HealthEquity cash on hand	298
WageWorks cash on hand(3)	122

Total sources of funds	$2,130	Total uses of funds	$2,130

(1)
Represents the aggregate principal amount of the shares of common stock offered hereby before deducting underwriting discounts and expenses and assumes the over-allotment has not been exercised. This offering is not contingent on completion of the Merger. Any increase in the proceeds from this offering as a result of the exercise of the over-allotment option or otherwise are expected to result in a decrease to the borrowings under the Term Loan Facility.

(2)
See prior footnote. Proceeds of the anticipated Term Loan facility could also be replaced by alternative forms of debt or equity financing. We expect to use proceeds from the Term Loan Facility to fund a portion of the purchase price required under the Merger Agreement. The actual debt financing in connection with the Merger may be in a different form than as described herein, and the actual amount of the Term Loan Facility funded in connection with the Merger may be less than as presented above.

(3)
Represents the aggregate amount of WageWorks cash, cash equivalents, and short-term investments, less liability for client held funds and repayment of long-term debt, which will be repaid by WageWorks simultaneously with the effective time of the Merger. Pursuant to the terms of the Merger Agreement, WageWorks cash on hand at closing may be used to pay consideration to WageWorks stockholders

(4)
Excludes the estimated fair value of our existing equity investment in WageWorks.

(5)
Includes estimated fees and expenses related to this offering, the Merger, including discounts and commissions, legal, accounting and advisory fees associated with the Financing Transactions and other transaction costs.

 CAPITALIZATION

          The following table sets forth our cash and cash equivalents and capitalization as of April 30, 2019 on:

  •
  an actual basis;

  •
  an as adjusted basis giving effect to this offering and estimated expenses, but without giving effect to the application of the net proceeds thereof, the Merger or the expected funding of the Term Loan Facility; and

  •
  a pro forma basis giving effect to this offering, the Merger, the expected funding of the Term Loan Facility and the estimated expenses of each of the foregoing.

          You should read this table in conjunction with "Use of Proceeds" appearing elsewhere in this prospectus supplement and our audited and unaudited financial statements and the accompanying notes, which are incorporated by reference into this prospectus supplement from our Annual Report on Form 10-K for the fiscal year ended January 31, 2019 and Quarterly Report on Form 10-Q for the three months ended April 30, 2019, and the consolidated financial statements and accompanying notes of WageWorks, included in our Current Report on Form 8-K filed on July 8, 2019 and incorporated by reference into this prospectus supplement. You should also read this table in conjunction with the unaudited pro forma condensed combined financial information included elsewhere in this prospectus supplement. You should not place undue reliance on the as adjusted or pro forma information included in this prospectus supplement. The offering of our common stock is not contingent on the funding of the Facilities or the consummation of the Merger.

	As of April 30, 2019
(in thousands, except share data)	Actual	As Adjusted(1)	Pro Forma
Cash and cash equivalents	$329,310	$726,010	$691,249	(3)

Long-term indebtedness(2)	—	—	1,270,100

Stockholders' equity:
Common stock, $0.001 par value; authorized 36,000,000 shares; 20,631,171 issued and outstanding shares, actual; and 27,381,171 issued and outstanding shares, as adjusted and pro forma	6	7	7
Additional paid-in capital	315,621	712,320	712,320
Accumulated earnings	213,672	213,672	155,357

Total stockholders' equity	529,299	925,999	867,684

Total capitalization	$529,299	$925,999	$2,131,754

(1)
Assumes for illustrative purposes only that the over-allotment option is not exercised and that the proceeds from this offering will aggregate to $              million. Any increase in the proceeds from this offering as a result of the over-allotment option are expected to result in a decrease to the borrowings under the Term Loan Facility

(2)
We expect to use proceeds from the Term Loan Facility to fund a portion of the purchase price payable under the Merger Agreement. See "Summary — Financing Transactions." The actual debt financing in connection with the Acquisition may be in a different form than as described herein and the proceeds from the Offering, if increased, may be used to reduce the aggregate size of any debt financing.

(3)
Inclusive of WageWorks customer obligations of $660,400.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION OF HEALTHEQUITY

          The following unaudited pro forma combined condensed financial information of HealthEquity presents the unaudited pro forma combined condensed balance sheet of HealthEquity as of April 30, 2019, and the unaudited pro forma combined condensed statements of operations of HealthEquity for the three months ended April, 2019 and the year ended January 31, 2019.

          The unaudited pro forma combined condensed balance sheet as of April 30, 2019 combines the historical unaudited consolidated balance sheet of HealthEquity as of April 30, 2019 and the unaudited condensed consolidated balance sheet of WageWorks as of March 31, 2019, and gives effect to the Merger, the Financing Transactions and this offering as if each occurred on April 30, 2019.

          The unaudited pro forma combined condensed statements of operations for the three months ended April 30, 2019 and the fiscal year ended January 31, 2019, combine the unaudited historical statements of operations of HealthEquity for the three months ended April, 30, 2019 and the fiscal year ended January 31, 2019 and the unaudited statement of income data for WageWorks for the three months ended March 31, 2019 and the fiscal year ended December 31, 2018, and give effect to the Merger, the Financing Transactions and this offering as if each occurred on February 1, 2018, the first day of the fiscal year ended January 31, 2019.

          The historical financial information has been adjusted to give effect to pro forma adjustments that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the unaudited consolidated condensed statements of income, expected to have a continuing impact on the consolidated entity's condensed results. The unaudited pro forma combined financial statements are based upon the historical consolidated financial data of HealthEquity and WageWorks, after giving effect to the Merger, the Financing Transactions and this offering as of the dates and for the periods indicated. The unaudited pro forma combined financial statements should be read in conjunction with the financial statements presented, or incorporated by reference, in this prospectus supplement and the related notes thereto.

          The unaudited pro forma combined financial statements do not reflect the costs of any integration activities, possible or pending asset dispositions, the benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies that may result from the Merger.

          The unaudited pro forma combined financial statements are presented for informational purposes only and do not purport to represent what the results of operations or financial condition would have been had the Merger, the Financing Transactions and this offering actually occurred on the dates indicated, nor do they purport to project the results of operations or financial condition of the consolidated company for any future period or as of any future date. The unaudited pro forma combined financial statements have been prepared in advance of the close of the Merger, the Financing Transactions and this offering, and the final amounts recorded upon the closing of the foregoing may differ materially from the information presented. The actual debt financing in connection with the Merger may be in a different form than as described herein and pursuant to the terms of the Commitment Letter, the first $300 million of the gross cash proceeds from this offering will reduce the commitments in respect of the Bridge Facility, and the remainder of the gross cash proceeds will reduce the commitments in respect of the Term Loan Facility, in each case, on a dollar-for-dollar basis. See "Summary — Merger with WageWorks — Financing Transactions."

          The unaudited pro forma combined financial statements have been prepared using the acquisition method of accounting under U.S. generally accepted accounting principles, which are subject to change and interpretation. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to be completed (see Note 4 below). Accordingly, the pro forma adjustments contained in this prospectus supplement are preliminary and have been made solely for the purpose of providing unaudited pro forma combined financial statements. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma combined financial statements and the combined company's future results of operations and financial position.

HealthEquity, Inc.

Unaudited Pro Forma Combined Condensed Balance Sheet

As of April 30, 2019

(In thousands)	As of 4/30/2019 Historical HealthEquity	As of 3/31/2019 Historical WageWorks	Offering- Related Adjustments		Financing- Related Adjustments		Merger- Related Adjustments		Pro Forma
		(Note 3)	(Note 5)		(Note 6)		(Note 7)
Assets
Current Assets
Cash and cash equivalents	$329,310	$783,099	$396,700	(a)	$1,270,100	(a)	$(2,087,960)	(a)	$691,249
Short-term investments	—	183,603					(183,603)	(a)	—
Accounts Receivable, net	27,022	114,426							141,448
Other Current Assets	8,244	30,822							39,066

Total Current Assets	364,576	1,111,950	396,700		1,270,100		(2,271,563)		871,763

Other investments	78,065	—					(77,400)	(b)	665
Property and Equipment, net	8,481	74,378							82,859
Operating lease right-of-use assets	37,367	24,095							61,462
Intangible Assets, net	81,437	123,762					576,238	(c)	781,437
Goodwill	4,651	297,409					995,251	(d)	1,297,311
Deferred TaxAsset	551	1,305					(1,305)	(e)	551
Other Assets	21,511	33,300							54,811

Total Assets	$596,639	$1,666,199	$396,700		$1,270,100		$(778,779)		$3,150,859

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable	$1,964	$53,863							$55,827
Accrued compensation	8,501	29,064							37,565
Accrued liabilities	9,127	4,885							14,012
Customer obligations	—	660,437							660,437
Operating lease liabilities	3,786	8,069							11,855
Other current liabilities	—	19,197							19,197

Total Current Liabilities	23,378	775,515	—		—		—		798,893

Long-term debt, net of issuance costs	—	184,769			1,270,100	(a)	(184,769)	(f)	1,270,100
Operating lease liabilities, non-current	36,243	28,455							64,698
Deferred TaxLiability	7,332	—					136,992	(e)	144,324
Other Long-Term Liability	387	4,773							5,160

Total Liabilities	67,340	993,512	—		1,270,100		(47,777)		2,283,175

Stockholders' Equity
Preferred Stock	—	—							—
Common Stock	6	41	1	(a)			(41)	(g)	7
Additional Paid in Capital	315,621	585,478	396,699	(a)			(585,478)	(g)	712,320
Treasury stock at cost	—	(22,309)					22,309	(g)	—
Accumulated Other Comprehensive Loss		(222)					222	(g)	—
Accumulated Earnings	213,672	109,699					(168,014)	(g)	155,357

Total Stockholders' Equity	529,299	672,687	396,700		—		(731,002)		867,684

Total Liabilities and Stockholders' Equity	$596,639	$1,666,199	$396,700		$1,270,100		$(778,779)		$3,150,859

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

HealthEquity, Inc.

Unaudited Pro Forma Combined Condensed Statements of Income

For the Year Ended January 31, 2019

	For the year ended 1/31/2019	For the year ended 12/31/2018
(In thousands, except per share amounts)	Historical HealthEquity	Historical WageWorks	Offering- Related Adjustments		Financing- Related Adjustments		Merger- Related Adjustments		Pro Forma
		(Note 3)	(Note 5)		(Note 6)		(Note 8)
Revenue:
Service revenue	$100,564								$100,564
Custodial revenue	126,178								126,178
Interchange revenue	60,501								60,501
WageWorks Revenue		472,184							472,184

Total revenue	287,243	472,184	—		—		—		759,427
Cost of revenue:
Service costs	76,858						1,125	(a)	77,983
Custodial costs	14,124								14,124
Interchange costs	15,068								15,068
WageWorks Cost of revenue	—	154,804							154,804

Total cost of revenue	106,050	154,804	—		—		1,125		261,979

Gross profit	181,193	317,380					(1,125)		497,448
Operating expenses:
Sales and marketing	29,498	73,092					1,402	(a)	103,992
Technology and development	35,057	53,079					2,029	(a)	90,165
General and administrative	33,039	101,577					3,794	(a)	138,410
Amortization of acquired intangible assets	5,929	41,456					28,544	(b)	75,929
Employee termination & other charges	—	3,792							3,792

Total operating expenses	103,523	272,996	—		—		35,769		412,288

Income from operations	77,670	44,384					(36,894)		85,160
Other income (expense), net	(1,852)	(4,269)			(63,936)	(b)	10,087	(c)	(59,970)

Income before income taxes	75,818	40,115	—		(63,936)		(26,807)		25,190
Income tax provision (benefit)	1,919	14,145			(15,345)	(c)	(6,434)	(d)	(5,714)

Net income and comprehensive income	$73,899	$25,970	$—		$(48,591)		$(20,373)		$30,904

(Note 9)
Net income per share:
Basic	$1.20	$0.65							$0.45
Diluted	$1.17	$0.64							$0.44
Weighted-average number of shares used in computing net income per share:	61,836	39,846	6,308	(a)			(39,846)	(b)	68,144
Basic
Diluted	63,370	40,434	6,308	(a)			(40,434)	(b)	69,678

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

 HealthEquity, Inc.

Unaudited Pro Forma Combined Condensed Statements of Income

For the Three Months Ended April 30, 2019

	For the three months ended 4/30/2019	For the three months ended 3/31/2019
(In thousands, except per share amounts)	Historical HealthEquity	Historical WageWorks	Offering- Related Adjustments		Financing- Related Adjustments		Merger- Related Adjustments		Pro Forma
		(Note 3)	(Note 5)		(Note 6)		(Note 8)
Revenue:
Service revenue	$26,808								$26,808
Custodial revenue	41,952								41,952
Interchange revenue	18,292								18,292
WageWorks Revenue		118,225							118,225

Total revenue	87,052	118,225	—		—		—		205,277
Cost of revenue:
Service costs	20,649						281	(a)	20,930
Custodial costs	4,123								4,123
Interchange costs	4,527								4,527
WageWorks Cost of revenue	—	39,258							39,258

Total cost of revenue	29,299	39,258	—		—		281		68,838

Gross profit	57,753	78,967					(281)		136,439
Operating expenses:
Sales and marketing	8,970	18,331					351	(a)	27,652
Technology and development	10,905	16,340					507	(a)	27,752
General and administrative	8,709	27,909					948	(a)	37,566
Amortization of acquired intangible assets	1,491	10,851					6,649	(b)	18,991

Total operating expenses	30,075	73,431	—		—		8,455		111,961

Income from operations	27,678	5,536	—		—		(8,737)		24,478
Other income (expense), net	23,600	(60)			(16,046)	(b)	(19,618)	(c)	(12,124)

Income before income taxes	51,278	5,476	—		(16,046)		(28,355)		12,354
Income tax provision (benefit)	9,456	1,419			(3,851)	(c)	(6,805)	(d)	219

Net income and comprehensive income	$41,822	$4,057	$—		$(12,195)		$(21,549)		$12,135

(Note 9)
Net income per share:
Basic	$0.67	$0.10							$0.18
Diluted	$0.65	$0.10							$0.17
Weighted-average number of shares used in computing
Basic	62,326	39,853	6,308	(a)			(39,853)	(b)	68,634
Diluted	63,901	40,437	6,308	(a)			(40,437)	(b)	70,209

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

Notes to Unaudited Pro Forma Combined Financial Statements

1.       Description of Merger

          On June 26, 2019, HealthEquity entered into an Agreement and Plan of Merger, referred to herein as the Merger Agreement, to acquire all of the outstanding shares of common stock of WageWorks for cash. Pursuant to the terms of the Merger Agreement, a wholly owned subsidiary of HealthEquity will be merged with and into WageWorks, with WageWorks surviving the merger as a wholly owned subsidiary of HealthEquity, which transaction is referred to herein as the Merger. WageWorks stockholders will receive $51.35 per share in cash for each WageWorks share.

          Under the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of WageWorks common stock (other than shares (i) owned in treasury by WageWorks, (ii) owned by HealthEquity, Merger Sub or any other direct or indirect wholly owned subsidiary of HealthEquity, and (iii) held by WageWorks stockholders who perfect their appraisal rights with respect to the Merger) will be cancelled and automatically converted into the right to receive $51.35 in cash, without interest (the "Merger Consideration").

          Under the Merger Agreement, at the effective time of the Merger, (x) each outstanding WageWorks stock option (whether vested or unvested) will be cancelled and, if the exercise price per share of such stock option is less than $51.35, will be exchanged for an amount of cash, without interest, equal to (1) the Merger Consideration less the applicable exercise price per share with respect to such stock option multiplied by (2) the number of shares covered by such stock option, (y) each outstanding award of WageWorks RSUs subject to only time-based vesting conditions (1) granted prior to June 26, 2019 will fully vest and be entitled to receive the Merger Consideration for each share covered by such award or (2) granted on or after June 26, 2019, will, as of the effective time of the Merger, be assumed by HealthEquity and converted automatically into an award of RSUs covering an adjusted (based on the ratio of the Merger Consideration to the volume weighted average price of a share of common stock of HealthEquity for the 20 trading days ending with the trading day immediately preceding the date of the closing of the Merger) number of shares of common stock of HealthEquity and will be subject to the same terms and conditions applicable to such RSUs immediately prior to the Effective Time, and (z) each outstanding award of WageWorks RSUs granted prior to June 26, 2019 and subject to performance-based vesting conditions (each, a "Performance Unit") will (1) in the case of any Performance Unit for which the performance period is complete but for which the board of directors of WageWorks has not determined the achievement of the underlying performance goals, vest based on actual performance, (2) in the case of any Performance Unit for which the performance period is incomplete, vest based on target performance, and (3) in the case of any Performance Unit that does not vest in accordance with clause (1) or (2), be cancelled for no consideration. Each Performance Unit that vests according to the previous sentence will be cancelled in exchange for an amount of cash, without interest, equal to the Merger Consideration multiplied by the number of shares covered by such vested Performance Unit.

          In connection with the Merger, on June 26, 2019, we entered into a commitment letter, referred to herein as the Commitment Letter, with Wells Fargo Bank, National Association, and Wells Fargo Securities, LLC, referred to herein as the Commitment Parties, pursuant to which the Commitment Parties committed to provide senior credit facilities in an aggregate principal amount of $1.91 billion, consisting of (i) a senior secured revolving credit facility in an aggregate principal amount of $200 million, referred to herein as the Revolving Credit Facility, (ii) a senior secured term loan facility in an aggregate principal amount of $1.41 billion, referred to herein as the Term Loan Facility and together with the Revolving Credit Facility, the Senior Facilities, and (iii) a senior unsecured bridge facility in an aggregate principal amount of $300 million, referred to herein as the Bridge Facility and together with the Senior Facilities, the Facilities. Pursuant to the terms of the Commitment Letter, the first $300 million of the gross cash proceeds from this offering will reduce the commitments in respect of the Bridge Facility, and the remainder of the gross cash proceeds will reduce the commitments in respect of the Term Loan Facility, in each case, on a dollar-for-dollar basis.

          Because the first $300 million of the gross cash proceeds from this offering will reduce the commitments in respect of the Bridge Facility on a dollar-for-dollar basis, we have assumed for purposes of these unaudited pro forma combined condensed financial statements, that no amounts will be drawn under the Bridge Facility; furthermore, we have assumed for purposes of these unaudited pro forma combined condensed financial statements that no amounts will be drawn under our Revolving Credit Facility.

          Because these unaudited pro forma combined condensed financial statements have been prepared in advance of the closing of the Merger and the Financing Transactions, the actual debt financing in connection with the Merger may be in a different form than as described herein. See "Summary — Merger with WageWorks — Financing Transactions."

2.      Basis of Presentation

          The Merger will be accounted for as a business combination by HealthEquity using the acquisition method of accounting under the provisions of Accounting Standards Codification ("ASC") Topic 805, Business Combinations, under GAAP. Under the acquisition method of accounting, the total estimated purchase price of an acquisition is allocated to the net tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Such valuations are based on available information and certain assumptions that management believes are reasonable. The preliminary allocation of the estimated purchase price to the net tangible and intangible assets acquired and liabilities assumed is based on various preliminary estimates. Accordingly, the pro forma adjustments contained in this prospectus supplement are preliminary and have been made solely for the purpose of providing these unaudited pro forma combined condensed financial statements. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could be material. The differences, if any, could have a material impact on the unaudited pro forma combined condensed financial statements presented in this prospectus supplement and HealthEquity's future results of operations and financial position.

          HealthEquity performed a review of WageWorks's accounting policies for the purpose of identifying any material differences in significant accounting policies and any accounting adjustments that would be required in connection with adopting uniform policies. Management is not aware of any differences in the accounting policies that could result in material adjustments to the pro forma consolidated financial statements of HealthEquity as a result of conforming the accounting policies except for the presentation of certain financial statement line items as discussed below. However, this assessment is ongoing and these adjustments reflect HealthEquity's best estimates based upon the information available to date and are preliminary and subject to change once more detailed information is obtained.

          The final structure and terms of the Facilities will be subject to market conditions and may change materially from the assumptions described above. Changes in the assumptions described above would result in changes to various components of the unaudited pro forma combined condensed balance sheet, including cash and cash equivalents, long-term debt and additional paid-in capital, and various components of the unaudited pro forma combined condensed statements of income, including interest expense, earnings per share and weighted-average shares outstanding. Depending upon the nature of the changes, the impact on the unaudited pro forma combined financial statements could be material.

          The unaudited pro forma combined condensed financial statements are presented for informational purposes only and does not purport to represent what our results of operations or financial condition would have been had the Merger, the Financing Transactions and this offering actually occurred on the date indicated, nor do they purport to project our results of operations or financial condition for any future period or as of any future date.

3.       Reclassifications

          Certain reclassifications were made to the historical financial statements of WageWorks to conform WageWorks's financial statement line item presentation to HealthEquity's presentation. This assessment is ongoing, and these adjustments reflect HealthEquity's best estimates based upon the information available to date and are preliminary and subject to change once more detailed information is obtained. The reclassification identified to date include the following:

WageWorks reclassifications in the unaudited pro forma combined condensed balance sheet as of March 31, 2019

(in thousands)	Before Reclassification	Reclassification		After Reclassification
AP and accruals	53,863	(53,863)	(a)	—
Accounts payable		53,863	(a)	53,863
AP and accruals	29,064	(29,064)	(b)	—
Accrued compensation		29,064	(b)	29,064
AP and accruals	4,885	(4,885)	(c)	—
Accrued liabilities		4,885	(c)	4,885
Restricted cash	333	(333)	(d)	—
Cash and cash equivalents		333	(d)	333

(a)
Represents the reclassification of Accounts payable to providers classified as Accounts payable and Accrued expenses on WageWorks's balance sheet into Accounts payable to conform to HealthEquity's balance sheet presentation.

(b)
Represents the reclassification of Accrued compensation classified as Accounts payable and Accrued expenses on WageWorks's balance sheet into Accrued compensation to conform to HealthEquity's balance sheet presentation.

(c)
Represents the reclassification of Other accruals classified as Accounts payable and Accrued expenses on WageWorks's balance sheet into Accrued liabilities to conform to HealthEquity's balance sheet presentation.

(d)
Represents the reclassification of Restricted cash on WageWorks's balance sheet into Cash and cash equivalents to conform to HealthEquity's balance sheet presentation.

WageWorks reclassifications in the unaudited pro forma combined condensed statements of income for the year ended December 31, 2018

(in thousands)	Before Reclassification	Reclassification		After Reclassification
Healthcare revenue	274,861	(274,861)	(e)	—
COBRA revenue	106,161	(106,161)	(e)	—
Commuter revenue	75,936	(75,936)	(e)	—
Other revenue	15,226	(15,226)	(e)	—
WageWorks Revenue		472,184	(e)	472,184
Interest income	5,849	(5,849)	(e)	—
Interest expense	(10,087)	10,087	(e)	—
Other income (expense), net		(4,238)	(e)	(4,238)

(e)
Represents the reclassification of Healthcare, COBRA, Commuter, and Other revenue on WageWorks's statement of income into the single line item WageWorks Revenue.

(f)
Represents the reclassification of a portion of interest income and interest expense on WageWorks's statement of income into Other income (expense), net, to conform to HealthEquity's statement of income presentation.

WageWorks reclassifications in the unaudited pro forma combined condensed statements of income for the three months ended March 31, 2019

(in thousands)	Before Reclassification	Reclassification		After Reclassification
Healthcare revenue	71,974	(71,974)	(g)	—
COBRA revenue	23,589	(23,589)	(g)	—
Commuter revenue	19,340	(19,340)	(g)	—
Other revenue	3,322	(3,322)	(g)	—
WageWorks Revenue		118,225	(g)	118,225
Interest expense	(2,709)	2,709	(f)	—
Other income, net	2,649	(2,649)	(f)	—
Other income (expense), net		(60)	(f)	(60)

(g)
Represents the reclassification of Healthcare, COBRA, Commuter, and Other revenue on WageWorks's statement of income into the single line item WageWorks Revenue.

(h)
Represents the reclassification of a portion of interest income and interest expense on WageWorks's statement of income into Other income (expense), net, to conform to HealthEquity's statement of income presentation.

          As our assessment of the WageWorks historical accounting policies and presentation is ongoing, we are currently unable to accurately allocate WageWorks's revenue line items to HealthEquity's historical presentation. In addition, WageWorks has historically reported a single cost of sales line item, and as our assessment of WageWorks's historical accounting policies and presentation is ongoing, we are unable at this time to allocate this single line item between HealthEquity's line items for service costs, custodial costs and interchange costs. As a result, for purposes of these unaudited pro forma combined condensed statements of operations, we have presented WageWorks's revenue and cost of sales as separate line items. We expect to finalize our assessment of WageWorks's historical accounting policies and presentation subsequent to the closing date of the Merger, referred to herein as the Closing Date.

4.      Preliminary Purchase Price Allocation

          These pro forma adjustments include a preliminary allocation of the estimated purchase price required under the Merger Agreement to the estimated fair value of assets acquired and liabilities assumed at the Closing Date, with the excess recorded as Goodwill; however, a detailed analysis has not been completed and actual results may differ from these estimates. The final allocation of the purchase price required under the Merger Agreement could differ materially from the preliminary allocation primarily because market prices, interest rates and other valuation variables will fluctuate over time and be different at the Closing Date compared to the amounts assumed for these pro forma adjustments.

          The following is a summary of the estimated purchase price required under the Merger Agreement and preliminary purchase price allocation giving effect to the Merger as if it had been completed on April 30, 2019:

(in thousands)	As of Apr. 30, 2019
Estimated cash consideration for Merger	$2,028,479
Fair value of existing equity investment in WageWorks	77,400

Estimated purchase consideration	$2,105,879
Cash	$598,330
Short-term investments	183,603
Trade receivables, net	114,426
Other current assets	30,822
Property, plant and equipment, net	74,378
Operating lease ROU assets	24,095
Intangible assets, net	700,000
Goodwill	1,292,660
Other assets	33,300

Total assets acquired	3,051,614

Accounts payable, accrued expenses and other current liabilities	(107,009)
Operating lease liabilities	(36,524)
Customer obligations	(660,437)
Deferred tax liability	(136,992)
Other long-term liabilities	(4,773)

Fair value of net assets acquired	$2,105,879

          WageWorks's long-term debt includes change-of-control provisions and therefore will be paid off prior to the Closing Date and will not be assumed by HealthEquity.

5.       Offering Pro Forma Adjustments

          Gross proceeds from this offering are estimated to be $410.0 million, calculated as the sale of approximately 6.3 million shares of our common stock at a price of approximately $65.00 per share, adjusted for issuance costs as follows:

  (a)
  Adjustment to cash consists of the following:

(in thousands)	As of Apr 30, 2019
Gross proceeds raised from this offering	$410,000
Cash paid for fees related to this offering	(13,300)

Estimated net proceeds from this offering	$396,700

          The estimated price per share of $65.00 was estimated based on HealthEquity's closing price per share on July 5, 2019. The actual proceeds from this offering may differ from the amount presented in the table above. A hypothetical $2 change in the price per share of HealthEquity's common stock, all other factors remaining constant, would result in a corresponding increase or decrease in the total gross proceeds of approximately $13 million.

6.      Term Loan Financing Related Pro Forma Adjustments

  (a)
  Adjustment to cash consists of the following:

(in thousands)	As of Apr 30, 2019
Amounts borrowed under the Five Year Term Loan	1,300,000
Cash paid for financing fees related to the Five Year Term Loan	(29,900)

Estimated net proceeds from the Financing	$1,270,100
  (b)
  Using an assumed effective interest rate of 4.94%, we estimated interest expense of $63.9 million for the year ended January 31, 2019 and $16.0 million three months ended April 30, 2019.

          The adjustment to interest expense assumes the principal, stated amount, assumed rates on the Term Loan Facility do not change from those assumed; however, a 0.125% change in the respective variable interest rate of the Term Loan Facility would result in an increase or decrease in pro forma interest expense of approximately $1.6 million for the year ended January 31, 2019 and approximately $0.4 million for the three months ended April 30, 2019.

  (c)
  Adjustment to record the income tax impacts of the Term Loan Facility related pro forma adjustments using an assumed statutory tax rate of 24.0% for the year ended January 31, 2019 and three months ended April 30, 2019. These rates do not reflect HealthEquity's effective tax rate, which includes other items and may differ from the rates assumed for purposes of preparing these pro forma combined condensed financial statements.

          The actual debt financing in connection with the Merger may be in a different form than as described herein, and the actual amount of the Term Loan Facility funded in connection with the Merger may be less than as described, which would reduce the interest expense in connection such debt financing.

7.      Merger Related Pro Forma Combined Condensed Balance Sheet Adjustments

  (a)
  Adjustment to cash consists of the following:

(in thousands)	As of Apr. 30, 2019
Base Merger Cash Consideration	$2,028,479
Plus: Repayment of WageWorks debt subject to change-of-control provisions	$184,769
Plus: Other estimated transaction fees and expenses	58,315
Plus: Cash from liquidation of WageWorks short-term investments	(183,603)

Merger related adjustments to cash	$2,087,960

          The estimated Merger Consideration is preliminary and may differ from the estimates presented herein based on movements in WageWorks working capital balances and other account movements.

  (b)
  Adjustment to eliminate HealthEquity's $77.4 million equity investment in WageWorks.

  (c)
  Adjustment to eliminate WageWorks' historical intangible assets, net of $123.8 million and to recognize the estimated fair value of intangible assets acquired consisting of $700.0 million in customer relationships.

  (d)
  Adjustment to eliminate WageWorks' historical goodwill of $297.4 million and to recognize goodwill of the proposed WageWorks acquisition of $1,292.7 million. Goodwill is calculated as the difference between the estimated purchase price and the fair value of identifiable tangible and intangible assets acquired, net of liabilities assumed. The adjustment is preliminary and subject to change based upon final determination of the fair value of assets acquired and liabilities assumed and finalization of the purchase price.

          The fair value of acquired customer relationships was determined using benchmark data from similar transactions in similar industries. The above fair value estimate is preliminary and subject to change and could vary materially from the actual adjustment on the consummation date.

  (e)
  Adjustment to deferred tax liability is as follows:

(in thousands)	As of Apr. 30, 2019
Incremental increase to intangible assets that do not have tax basis	$138,297
Reclassification of WageWorks historical deferred tax asset	(1,305)

Total adjustment to deferred tax liability	$136,992
  (f)
  Adjustment to eliminate $184.8 million of WageWorks' long-term debt that pursuant to change-of-control provisions will be repaid at time of merger and not assumed by HealthEquity.

  (g)
  Adjustment to total equity consists of the following:

(in thousands)	As of Apr. 30, 2019
Eliminate WageWorks' historical equity	$(672,687)
Adjustment to accrue for estimated transaction fees and expenses incurred	(58,315)

Total adjustment to equity	$(731,002)

8.      Merger Related Pro Forma Combined Condensed Statements of Income Adjustments

  (a)
  Adjustment represents the increase in stock compensation expense related to $33.4 million of WageWorks restricted share unit awards promised but not granted prior to the Merger Agreement that HealthEquity will grant pursuant to the Merger Agreement. The shares granted under the award will be determined based on the closing price on the date of grant. For purposes of the pro forma combined condensed statements of income, estimated stock compensation expense was recorded on a straight-line basis over an estimated four year term of the awards.

  (b)
  Adjustment represents the increase in the amortization of intangible assets associated with the respective step-up in the fair value of acquired identifiable intangible assets. For purposes of the pro forma combined condensed statements of income, estimated amortization expense was recorded on a straight-line basis over the assumed 10 year useful life of the acquired intangible assets.

  If the estimated fair value of the intangible assets acquired would increase or decrease from the preliminary estimate by $100 million, annual amortization expense would increase or decrease by $10 million, if amortized on straight line basis over the estimated life of the acquired intangible assets.

  (c)
  Adjustments for the three months ended April 30, 2019 include the elimination of (i) of $2.7 million of interest expense related to historical WageWorks indebtedness that for pro forma purposes is assumed to be immediately repaid by HealthEquity upon close of the Merger, and (ii) $1.2 million of merger related costs incurred by HealthEquity in the quarter ended April 30, 2019, offset by (iii) the elimination of $23.5 million unrealized gain on the HealthEquity investment in WageWorks. Adjustments for the year ended January 31, 2019 include the elimination of $10.1 million of interest expense related to historical WageWorks indebtedness that is assumed to be repaid for pro forma purposes.

  (d)
  Adjustment to record the income tax impacts of the pro forma adjustments using an assumed statutory tax rate of 24.0% for the year ended January 31, 2019 and the three months ended April 30, 2019. These rates do not reflect HealthEquity's effective tax rate, which includes other items and may differ from the rates assumed for purposes of preparing these statements.

9.      Earnings Per Share

          The unaudited pro forma combined basic and diluted earnings per share ("EPS") for the year ended January 31, 2019 and the three months ended April 30, 2019 are based on pro forma income reflecting the adjustments discussed above divided by the basic and diluted pro forma weighted-average number of common shares outstanding.

          The unaudited pro forma basic EPS are calculated as follows:

(in thousands, except per share amounts)	Year ended January 31, 2019	Three months ended Apr. 30, 2019
Pro forma net income	$30,904	$12,135
Pro forma basic weighted-average common shares outstanding	68,144	68,634

Pro forma basic EPS	$0.45	$0.18

          Should the underwriters fully exercise their option to purchase additional shares of common stock, which is limited to a maximum            million additional shares, our pro forma weighted-average shares outstanding would increase by such amount, and would increase pro forma basic earnings per share from continuing operations by           per share for the year ended January 31, 2019 and decrease by           per share for the three months ended April 30, 2019, respectively.

          The unaudited pro forma diluted EPS are calculated as follows:

(in thousands, except per share amounts)	Year ended January 31, 2019	Three months ended Apr. 30, 2019
Pro forma net income	$30,904	$12,135
Pro forma diluted weighted-average common shares outstanding	69,678	70,209

Pro forma diluted EPS	$0.44	$0.17

          Should the underwriters fully exercise their option to purchase additional shares of common stock, which is limited to a maximum            million additional shares, our pro forma weighted-average shares outstanding would increase by such amount, and would increase pro forma diluted earnings per share from continuing operations by           per share for the year ended January 31, 2019 and decrease by           per share for the three months ended April 30, 2019, respectively.

          For pro forma purposes, the assumed grant of $33.4 million in restricted share units were not included in the calculation of weighted average number of shares as the assumed number of vested restricted share units do not have a material effect on the basic or diluted pro forma net income per share.

COMMON STOCK PRICE RANGE AND DIVIDENDS

          Our common stock is listed on the NASDAQ Global Select Market under the symbol "HQY." The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported by NASDAQ:

	High		Low
For the fiscal year ended January 31, 2018		55.31	37.62
First Quarter	$		$47.23
Second Quarter		$83.84	$65.02
Third Quarter		$99.99	$75.38
For the fiscal year ending January 31, 2019		101.58	47.23
First Quarter (through July 5, 2019)		$85.07	$61.03

          On July 5, 2019, the last reported sale price of our common stock on the NASDAQ Global Select Market was $64.65 per share. As of July 5, 2019, we had 22 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

          We do not currently intend to pay cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determinations relating to our dividend policies will be made at the discretion of our board of directors and will depend on conditions then existing, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

 DESCRIPTION OF COMMON STOCK

          As of May 31, 2019, there were 62,724,780 shares of our common stock issued and outstanding. See "Description of Securities — Common Stock" in the accompanying prospectus for a summary description of our common stock.

          The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

 CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

          The following is a summary of certain material U.S. federal income tax consequences to non-U.S. holders relating to the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

          This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder's particular circumstances or to non-U.S. holders that may be subject to special tax rules, including, without limitation:

  •
  banks, insurance companies or other financial institutions;

  •
  persons subject to the alternative minimum tax or the tax on net investment income;

  •
  tax-exempt organizations;

  •
  controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  partnerships or other entities treated as pass-through entities for U.S. federal income tax purposes;

  •
  dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  persons that own, or are deemed to own, more than five percent of our common stock, except to the extent specifically set forth below;

  •
  real estate investment trusts or regulated investment companies;

  •
  certain former citizens or long-term residents of the United States;

  •
  persons who hold our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction; or

  •
  persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment).

          If a partnership or entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

          You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

  Non-U.S. Holder Defined

          For purposes of this discussion, a non-U.S. holder is a beneficial owner of shares of our common stock that is not, for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state or political subdivision thereof, or the District of Columbia;

  •
  a partnership (or other entity treated as a partnership for U.S. federal income tax purposes);

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made election to be treated as a U.S. person.

  Distributions

          If we make a distribution of cash or other property (other than certain pro rata distributions of our common stock) in respect of our common stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder's adjusted tax basis in our common stock, and thereafter will be treated as capital gain and will be treated as described below under "— Gain on Disposition of Common Stock."

          Subject to the discussions of effectively connected income, the Foreign Account Tax Compliance Act, or FATCA, and backup withholding below, distributions treated as dividends on our common stock held by a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower applicable treaty rate if the non-U.S. holder has provided the documentation required to claim benefits under such treaty. Generally, to claim the benefits of an income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E, as applicable. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund together with the required information with the IRS.

          If, however, a dividend paid on our common stock is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), the dividend will not be subject to the 30% U.S. federal withholding tax provided the non-U.S. holder has provided the appropriate documentation, generally an IRS Form W-8ECI, to the withholding agent. Rather, the non-U.S. holder generally will be subject to U.S. federal income tax in respect of the dividend on a net income basis, at graduated rates, in substantially the same manner as U.S. persons. A non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty) on its effectively connected earnings and profits attributable to such dividends.

  Gain on Disposition of Common Stock

          Subject to the discussions of FATCA and backup withholding below, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or other disposition of our common stock unless:

  •
  such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or disposition, and certain other conditions are met;

  •
  such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States); or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation" for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period for our common stock.

          A non-U.S. holder described in the first bullet point generally will be subject to tax at a gross rate of 30% on the amount by which such non-U.S. holder's taxable capital gains allocable to U.S. sources, including gain from the sale or other disposition of our common stock, exceed capital losses allocable to U.S. sources, except as may otherwise be provided in an applicable income tax treaty.

          Gain realized by a non-U.S. holder that is effectively connected with such non-U.S. holder's conduct of a trade or business in the U.S. generally will be subject to U.S. federal income tax on a net income basis, at graduated rates, in substantially the same manner as a U.S. person, except as provided by an applicable tax treaty. In addition, if such non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty) on its effectively connected earnings and profits attributable to such gain.

          Generally, a corporation will be considered a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We do not expect to be treated as a USRPHC as of the date hereof; however, there can be no assurances that we are not now or will not become in the future a USRPHC. Even if, we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax as long as our common stock is regularly traded on an established securities market and the non-U.S. holder actually or constructively held 5% or less of our common stock during the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period . We can provide no assurance that our common stock will remain regularly traded.

  Foreign Account Tax Compliance Act

          Pursuant to FATCA, a 30% withholding tax will be imposed on dividends paid with respect to our common stock to "foreign financial institutions" (including non-U.S. investment funds) or "non-financial foreign entities" (each as defined in the Code and Treasury Regulations), unless they meet the information reporting requirements of FATCA. To avoid withholding, a foreign financial institution will need to enter into an agreement with the IRS that states that it will provide the IRS certain information, including the names, addresses and taxpayer identification numbers of direct and indirect U.S. account holders, comply with due diligence procedures with respect to the identification of U.S. accounts, report to the IRS certain information with respect to U.S. accounts maintained, agree to withhold tax on certain payments made to non-compliant foreign financial institutions or to account holders who fail to provide the required information, and determine certain other information as to its account holders. An intergovernmental agreement between the United States and an applicable foreign country, or future United States Treasury Regulations, may modify these requirements. A non-financial foreign entity will need to provide either the name, address and taxpayer identification number of each substantial U.S. owner, or certifications of no substantial U.S. ownership to avoid withholding, unless certain exceptions apply. You should consult your own tax advisors regarding FATCA and its application to you.

  Backup Withholding and Information Reporting

          Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. holder, the non-U.S. holder's name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the non-U.S. holder country of residence.

          Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to information reporting and backup withholding unless the non-U.S. holder establishes an exemption, for example by properly certifying the non-U.S. holder's status on an IRS Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8.

          Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit generally may be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

          The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

          Wells Fargo Securities, LLC is acting as representative of the underwriters for this offering. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Wells Fargo Securities, LLC
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
RBC Capital Markets, LLC
SunTrust Robinson Humphrey, Inc.
Total

          The underwriters have agreed to purchase all of the shares of common stock sold under the underwriting agreement if they purchase any of these shares. The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriter may also be increased or the offering may be terminated. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          We have granted the underwriters a 30-day option to purchase up to an additional             shares of common stock at a price of $             per share.

          In connection with this offering, the underwriters or securities dealers may distribute prospectus supplements and the accompanying prospectus electronically.

          The difference between the price at which the underwriters purchase shares and the price at which the underwriters resell such shares may be deemed underwriting compensation.

          We have agreed that we will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933, as amended, or the Securities Act, relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise, without the prior written consent of Wells Fargo Securities, LLC for a period of 30 days after the date of this prospectus supplement, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise or vesting of awards granted under our stock-based compensation plans.

          Certain of our directors and executive officers and the selling stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 30 days after the date of this prospectus supplement, may not, without the prior written consent of Wells Fargo Securities, LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, or other securityholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, other than the shares of our common stock to be sold pursuant to this prospectus, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

          Our shares of common stock are listed on the NASDAQ Global Select Market under the symbol "HQY."

          The expenses of this offering are estimated to be approximately $             and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $             .

          Until the distribution of the shares offered hereby is completed, SEC rules may limit the underwriters and selling group members from bidding for or purchasing our shares of common stock. However, the underwriters may engage in transactions that stabilize the price of our common stock, such as bids or purchases that peg, fix or maintain the price of the common stock.

          In connection with this offering, the underwriters may make short sales of our shares of common stock. Short sales involve the sale by the underwriters, at the time of the offering, of a greater number of shares of common stock it is are required to purchase in the offering. Short sales may be "naked short sales," which are short positions in excess of that amount. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the purchases by the underwriters to cover short positions may have the effect of raising or maintaining the market price of common stock preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than it would otherwise be in the absence of these transactions. If these activities are commenced, they may be discontinued at any time.

          Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

          We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

          The underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Wells Fargo Securities, LLC also acted as an underwriter in connection with the underwritten public offering of our common stock in May 2015 and lender in connection with the funding of our existing senior credit facilities. In addition, from time to time, the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans.

          In addition, Wells Fargo Securities, LLC has acted as our financial adviser in connection with the Merger. Affiliates of several of the underwriters have committed to provide all or a portion of the Facilities, which commitments will be reduced by the amount of this offering in accordance with the terms of the Commitment Letter, as described in "Summary — Merger with WageWorks — Financing Transactions".

          In addition, we have granted certain of the underwriters the right to participate in any public or private offering of securities by us relating to the Merger, subject to certain limitations.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling restrictions

General

          Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice To Prospective Investors In The European Economic Area

          In relation to each Member State of the European Economic Area (each, a "Relevant Member State"), no offer of shares may be made to the public in that Relevant Member State other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriter; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

          provided that no such offer of shares shall require the Company or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

          Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriter has been obtained to each such proposed offer or resale.

          The Company, the underwriter and its affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements

          This prospectus supplement has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the Company or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriter has authorized, nor does either authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriter to publish a prospectus for such offer.

          For the purpose of the above provisions, the expression "an offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice To Prospective Investors In The United Kingdom

          In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice To Prospective Investors In Switzerland

          The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

          Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA ("FINMA"), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice To Prospective Investors In The Dubai International Financial Centre

          This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice To Prospective Investors In Australia

          No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission ("ASIC"), in relation to the offering. This prospectus supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

          Any offer in Australia of the shares may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

          The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

          This prospectus supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus supplement is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice To Prospective Investors In Hong Kong

          The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies

Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance..

Notice To Prospective Investors In Japan

          The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice To Prospective Investors In Singapore

          This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

            (a)     a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

            (b)     a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

                 (i)  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

                (ii)  where no consideration is or will be given for the transfer;

               (iii)  where the transfer is by operation of law;

               (iv)  as specified in Section 276(7) of the SFA; or

                 (v)  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice To Prospective Investors In Canada

          The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

          Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

          Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts ("NI 33-105"), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

 LEGAL MATTERS

          The validity of the common stock offered hereby will be passed upon by Willkie Farr & Gallagher LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

          The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K of HealthEquity, Inc. for the year ended January 31, 2019 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

          The consolidated financial statements of WageWorks, Inc. (the "Company") as of December 31, 2018 and 2017 and for each of the two years in the period ended December 31, 2018 and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2018 incorporated by reference in this Prospectus have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm (the report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the company's internal control over financial reporting as of December 31, 2018) incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto.

          The SEC allows us to "incorporate by reference" the information that we file with them. This allows us to disclose important information to you by referring to those filed documents. Any information referred to in this way is considered part of this prospectus, and any information that we file with the SEC after the date of this prospectus will automatically update and supersede this information.

          We are incorporating by reference the documents listed below, and all documents that we file after the date of this prospectus with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of securities covered by this prospectus:

  •
  Our Annual Report on Form 10-K for the fiscal year ended January 31, 2019;

  •
  Our Quarterly Report on Form 10-Q for the quarter ended April 30, 2019, filed with the SEC on June 6, 2019;

  •
  Our Current Reports on Form 8-K filed with the SEC on June 27, 2019 (5:24 p.m.), July 1, 2019 and July 8, 2019; and

  •
  The description of our common stock contained in our registration statement on Form 8-A (File No. 001-36568) filed with the SEC on July 25, 2014, including any amendment or report filed for the purpose of updating such description.

          Unless we specifically state otherwise, none of the information furnished under Item 2.02 or Item 7.01 in our Current Reports on Form 8-K is, or will be, incorporated by reference in this prospectus.

          We will provide to each person, including any beneficial owner, to whom a prospectus has been delivered, free of charge, upon oral or written request copies of any documents that we have incorporated by reference into this prospectus. You can obtain copies through our Investor Relations website at ir.healthequity.com or by contacting our Executive Vice President, General Counsel and Corporate Secretary, at: HealthEquity, Inc., 15 W. Scenic Pointe Dr., Ste. 100, Draper, UT 84020; (801) 727-1000.

          Selected information related to WageWorks's business and operations, certain material risks related to WageWorks's business, operations and financial condition and WageWorks's audited consolidated financial statements for the fiscal years ended December 31, 2018 and 2017 and for each of the years in the three-year period ended December 31, 2018, have been included in HealthEquity's Current Report on Form 8-K filed on July 8, 2019, which is incorporated by reference herein.

          Please also see the unaudited pro forma combined condensed financial statements of HealthEquity and WageWorks included elsewhere in this prospectus supplement under the heading "Unaudited Pro Forma Combined Condensed Financial Statements of HealthEquity and WageWorks." The unaudited pro forma combined condensed financial statements include an unaudited pro forma combined condensed statement of income for the fiscal year ended January 31, 2019, which reflects the combined historical consolidated statements of income of HealthEquity and WageWorks giving effect to the Merger as if it had occurred on February 1, 2018, the first day of the fiscal year ended January 31, 2019, and the unaudited pro forma combined condensed balance sheet as of January 31, 2019, which reflects the combined historical consolidated balance sheets of HealthEquity and WageWorks giving effect to the Merger as if it had occurred on February 1, 2018.

          We take no responsibility for WageWorks's filings with the SEC, and we are not incorporating by reference such filings into this prospectus supplement or the accompanying prospectus.

Common Stock
Preferred Stock
Debt Securities
Warrants
Units

        From time to time with this prospectus, we may offer an indeterminate amount of common stock, preferred stock, debt securities and warrants or any combination thereof separately or in units, and certain selling stockholders named in this prospectus may offer up to 1,473,903 shares of common stock. The warrants may be convertible into or exercisable or exchangeable for common stock or preferred stock, the preferred stock may be convertible into or exchangeable for common stock and the debt securities may be convertible into or exchangeable for common stock or preferred stock. We provide more information about how we or the selling stockholders may elect to sell our securities in the section titled "Plan of Distribution" in this prospectus. Specific terms of these securities and offerings will be provided in supplements to this prospectus to the extent required by law. Before you invest, you should carefully read this prospectus and any prospectus supplement, together with the documents we incorporate by reference.

        Our common stock is listed on the NASDAQ Global Select Market under the symbol "HQY." On September 6, 2018, the last reported sale price of our common stock was $95.42 per share.

        INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY REVIEW THE RISKS AND UNCERTAINTIES REFERENCED UNDER THE HEADING "RISK FACTORS" IN THIS PROSPECTUS AS WELL AS THOSE IN ANY SIMILAR SECTION CONTAINED IN THE APPLICABLE PROSPECTUS SUPPLEMENT AND ANY RELATED FREE WRITING PROSPECTUS, AND IN THE OTHER DOCUMENTS THAT ARE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS OR THE APPLICABLE PROSPECTUS SUPPLEMENT.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 7, 2018

        This prospectus is part of an automatic registration statement that we filed with the SEC as a "well-known seasoned issuer" as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act, utilizing a "shelf" registration process for the delayed offering and sale of securities pursuant to Rule 415 under the Securities Act. Under this shelf registration process, we and the selling stockholders may offer and sell, from time to time, any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we and/or the selling stockholders may offer. If required by applicable law, each time we or one or more selling stockholders sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. We may also add, update or change in a prospectus supplement any information contained in this prospectus. To the extent any statement made in a prospectus supplement or a document incorporated by reference herein after the date hereof is inconsistent with the statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in the prospectus supplement or the incorporated document. You should read both this prospectus and any prospectus supplement together with additional information incorporated herein and therein described under the heading "Where You Can Find More Information" before you make any investment decision.

        Neither we nor any selling stockholder have authorized anyone to provide you with information in addition to or different from that contained in this prospectus, any applicable prospectus supplement and any related free writing prospectus. We take no responsibility for, and can provide no assurances as to the reliability of, any information not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus that we or a selling stockholder may authorize to be provided to you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus, any applicable prospectus supplement or any related free writing prospectus is accurate only as of the date on the front of the document (unless the information specifically indicates that another date applies) and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus, any applicable prospectus supplement or any related free writing prospectus, or any sale of a security.

        The terms "we," "our" and similar terms used in the descriptions of securities contained in this prospectus refer to HealthEquity, Inc. only, and not to its subsidiaries, unless the context requires otherwise, and the term "securities" refers collectively to our common stock, preferred stock, warrants to purchase common stock or preferred stock, debt securities, units or any combination of the foregoing securities.

THE COMPANY

        We are a leader and an innovator in the high growth category of technology-enabled services platforms that empower consumers to make healthcare saving and spending decisions. Our platform provides an ecosystem where consumers can access their tax-advantaged healthcare savings, compare treatment options and pricing, evaluate and pay healthcare bills, receive personalized benefit and clinical information, earn wellness incentives, and make educated investment choices to grow their tax-advantaged healthcare savings. We can integrate with any health plan or banking institution to be the independent and trusted partner that enables consumers as they seek to manage, save and spend their healthcare dollars. We believe the secular shift to greater consumer responsibility for healthcare costs will require a significant portion of the approximately 190 million under-age 65 consumers with private health insurance in the United States to use a platform such as ours.

        The core of our ecosystem is the health savings account, or HSA, a financial account through which consumers spend and save long term for healthcare on a tax-advantaged basis. As of April 30, 2018, we were the integrated HSA platform for 124 health plan and administrator partners and for employees at more than 40,000 employer clients. Our customers include individuals, employers of all sizes, health plans, and administrators. As of January 31, 2018, we had over 3.4 million HSAs on our platform. Management estimates that this represents over 7.5 million lives.

        HealthEquity, Inc. was incorporated as a Delaware corporation on September 18, 2002. Our principal business office is located at 15 W. Scenic Pointe Dr., Ste. 100, Draper, Utah 84020. Our website address is www.healthequity.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and such information should not be considered to be part of this prospectus.

RISK FACTORS

        Investment in our securities involves a high degree of risk. You should consider carefully the risks and uncertainties described under the heading "Risk Factors" in any applicable prospectus supplement, our Annual Report on Form 10-K for the fiscal year ended January 31, 2018 and our other filings with the Securities and Exchange Commission, or SEC, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, which are incorporated herein by reference, before you decide whether to purchase any of our securities. These risks could materially adversely affect our business, financial condition, results of operations and cash flows, and you may lose part or all of your investment. For more information, see the section of this prospectus titled "Where You Can Find More Information."

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, any prospectus supplement and the information incorporated by reference in this prospectus include forward-looking statements that involve risks and uncertainties. These forward-looking statements include, without limitation, statements regarding our industry, business strategy, plans, goals and expectations concerning our market position, product expansion, future operations, margins, profitability, future efficiencies, capital expenditures, liquidity and capital resources and other financial and operating information. When used in this discussion, the words "may," "believes," "intends," "seeks," "anticipates," "plans," "estimates," "expects," "should," "assumes," "continues," "could," "will," "future" and the negative of these or similar terms and phrases are intended to identify forward-looking statements in this prospectus and the information incorporated by reference in this prospectus.

        Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Although we believe the expectations reflected in the forward-looking statements are reasonable, we can give you no assurance these expectations will prove to have been correct. Some of these expectations may be based upon assumptions, data or judgments that prove to be incorrect. Actual events, results and outcomes may differ materially from our expectations due to a variety of known and unknown risks, uncertainties and other factors. Although it is not possible to identify all of these risks and factors, they include, among others, the following:

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  our ability to compete effectively in a rapidly evolving healthcare industry;

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  our dependence on the continued availability and benefits of tax-advantaged health savings accounts;

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  the significant competition we face and may face in the future, including from those with greater resources than us;

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  cybersecurity breaches of our platform and other data interruptions, including resulting costs and liabilities, reputational damage and loss of business;

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  the current uncertain healthcare environment, including changes in healthcare programs and expenditures and related regulations;

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  our ability to comply with current and future privacy, healthcare, tax, investment advisor and other laws applicable to our business;

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  our reliance on partners and third party vendors for distribution and important services;

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  our ability to successfully identify, acquire and integrate additional portfolio purchases or acquisition targets;

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  our ability to develop and implement updated features for our platform and successfully manage our growth;

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  our ability to protect our brand and other intellectual property rights;

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  our reliance on our management team and key team members; and

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  other risks and factors listed under "Risk Factors" and elsewhere in this prospectus and the information incorporated by reference in this prospectus.

        In light of these risks, uncertainties and other factors, the forward-looking statements contained in this prospectus, any prospectus supplement and the information incorporated by reference in this prospectus might not prove to be accurate and you should not place undue reliance upon them. All forward-looking statements speak only as of the date made and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

        We intend to use the net proceeds we receive from the sale of securities by us as set forth in the applicable prospectus supplement. We will not receive any proceeds from the sale of securities by any selling stockholder.

RATIO OF EARNINGS TO FIXED CHARGES

        Our ratio of earnings to fixed charges for recently completed fiscal years and any required interim periods will be specified in a prospectus supplement or in a document that we file with the SEC and incorporate by reference in the future.

DESCRIPTION OF SECURITIES

Common Stock

        Subject to any preferential rights of any preferred stock created by our board of directors, each outstanding share of our common stock is entitled to such dividends as our board of directors may declare from time to time out of funds that we can legally use to pay dividends. The holders of common stock possess exclusive voting rights, except to the extent our board of directors specifies voting power with respect to any preferred stock that is issued.

        Each holder of our common stock is entitled to one vote for each share of common stock and does not have any right to cumulate votes in the election of directors. In the event of liquidation, dissolution or winding-up of the Company, holders of our common stock will be entitled to receive on a pro-rata basis any assets remaining after provision for payment of creditors and after payment of any liquidation preferences to holders of preferred stock, if any.

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

        Our common stock is listed on the NASDAQ Global Select Market under the symbol "HQY". All shares of our common stock currently issued and outstanding are fully paid and non-assessable. Shares of our common stock offered by a prospectus supplement, upon issuance against full consideration, will be fully paid and non-assessable.

Preferred Stock

        The particular terms of any series of preferred stock will be set forth in the prospectus supplement relating to the offering.

        The rights, preferences, privileges and restrictions, including dividend rights, voting rights, terms of redemption, retirement and sinking fund provisions and liquidation preferences, if any, of the preferred stock of each series will be fixed or designated pursuant to a certificate of designation adopted by our board of directors or a duly authorized committee of our board of directors. The terms, if any, on which shares of any series of preferred stock are convertible or exchangeable into common stock will also be set forth in the prospectus supplement relating to the offering. These terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at our option, in which case the number of shares of common stock to be received by the holders of preferred stock would be calculated as of a time and in the manner stated in the applicable prospectus supplement. The description of the terms of a particular series of preferred stock that will be set forth in the applicable prospectus supplement does not purport to be complete and is qualified in its entirety by reference to the certificate of designation relating to the series.

Debt Securities

        We may issue debt securities from time to time, in one or more series. The paragraphs below describe the general terms and provisions of the debt securities we may offer under this prospectus. When we offer to sell a particular series of debt securities, we will describe the specific terms of the securities in a supplement to this prospectus, including any additional covenants or changes to existing covenants relating to such series. The prospectus supplement also will indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

        If we issue debt securities at a discount from their principal amount, then, for purposes of calculating the aggregate initial offering price of the offered securities issued under this prospectus, we will include only the initial offering price of the debt securities and not the principal amount of the debt securities.

        We have summarized below the material provisions of the indenture that will govern debt securities that we may issue, or indicated which material provisions will be described in the related prospectus supplement. The prospectus supplement relating to any particular securities offered will describe the specific terms of the securities, which may be in addition to or different from the general terms summarized in this prospectus. We have included the form of the indenture as an exhibit to our registration statement of which this prospectus is a part, and it is incorporated into this prospectus by reference. Because the summary in this prospectus and in any applicable prospectus supplement does not contain all of the information that you may find useful, you should read the documents relating to the securities that are described in this prospectus or in any applicable prospectus supplement. These documents will be filed as an exhibit to the registration statement of which this prospectus forms a part or will be incorporated by reference from another report that we file with the SEC. Please read "Where You Can Find More Information" in this prospectus to find out how you can obtain a copy of those documents. References to an "indenture" are references to the indenture, as supplemented, under which a particular series of debt securities is issued. As used under this caption, the term "debt securities" includes the debt securities being offered by this prospectus and all other debt securities issued by us under the indenture.

  General

        The indenture:

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  does not limit the amount of debt securities that we may issue;

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  allows us to issue debt securities in one or more series;

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  does not require us to issue all of the debt securities of a series at the same time; and

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  allows us to reopen a series to issue additional debt securities without the consent of the holders of the debt securities of such series.

        The prospectus supplement for each offering of debt securities will provide the following terms, where applicable:

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  the title of the debt securities and whether they are senior, senior subordinated or subordinated debt securities;

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  the aggregate principal amount of the debt securities being offered and any limit on their aggregate principal amount, and, if the series is to be issued at a discount from its face amount, the method of computing the accretion of such discount;

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  the price at which the debt securities will be issued, expressed as a percentage of the principal and, if other than the full principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof or, if applicable, the portion of the principal amount of such debt securities that is convertible into common stock or preferred stock or the method by which any such portion shall be determined;

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  if convertible, the terms on which such debt securities are convertible, including the initial conversion price or rate or the method of calculation, how and when the conversion price or exchange ratio may be adjusted, whether conversion or exchange is mandatory, at the option of the holder or at our option, the conversion or exchange period, and any other provision in relation thereto, and any applicable limitations on the ownership or transferability of common stock or preferred stock received on conversion;

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  the date or dates, or the method for determining the date or dates, on which the principal of the debt securities will be payable;

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  the fixed or variable interest rate or rates of the debt securities, or the method by which the interest rate or rates is determined;

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  the date or dates, or the method for determining the date or dates, from which interest will accrue;

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  the dates on which interest will be payable;

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  the record dates for interest payment dates, or the method by which we will determine those dates;

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  the persons to whom interest will be payable;

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  the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

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  any collateral securing the performance of our obligations under the debt securities;

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  the place or places where the principal of, premium, if any, and interest on, the debt securities will be payable;

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  where the debt securities may be surrendered for registration of transfer or conversion or exchange;

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  where notices or demands to or upon us in respect of the debt securities and the applicable indenture may be served;

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  any provisions regarding our right to redeem or purchase debt securities or the right of holders to require us to redeem or purchase debt securities;

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  any right or obligation we have to redeem, repay or purchase the debt securities pursuant to any sinking fund or analogous provision;

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  the currency or currencies (including any composite currency) in which the debt securities are denominated and payable if other than United States dollars, and the currency or currencies (including any composite currency) in which principal, premium, if any, and interest, if any, will be payable, and if such payments may be made in a currency other than that in which the debt securities are denominated, the manner for determining such payments, including the time and manner of determining the exchange rate between the currency in which such securities are denominated and the currency in which such securities or any of them may be paid, and any additions to, modifications of or deletions from the terms of the debt securities to provide for or to facilitate the issuance of debt securities denominated or payable in a currency other than U.S. dollars;

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  whether the amount of payments of principal of, premium, if any, or interest on, the debt securities may be determined according to an index, formula or other method and how such amounts will be determined;

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  whether the debt securities will be in registered form, bearer form or both, and the terms of these forms;

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  whether the debt securities will be issued in whole or in part in the form of a global security and, if applicable, the identity of the depositary for such global security;

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  any provision for electronic issuance of the debt securities or issuance of the debt securities in uncertificated form;

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  whether and upon what terms the debt securities of such series may be defeased or discharged, if different from the provisions set forth in the indenture for the series to which the supplemental indenture or authorizing resolution relates;

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  any provisions granting special rights to holders of securities upon the occurrence of such events as specified in the applicable prospectus supplement;

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  any deletions from, modifications of, or additions to our events of default or covenants or other provisions set forth in the indenture for the series to which the supplemental indenture or authorizing resolution relates; and

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  any other material terms of the debt securities, which may be different from the terms set forth in this prospectus.

  Events of Default

        Unless the applicable prospectus supplement states otherwise, when we refer to "events of default" as defined in the indenture with respect to any series of debt securities, we mean:

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  our failure to pay interest on any debt security of such series when the same becomes due and payable and the continuance of any such failure for a period of 30 days;

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  our failure to pay the principal or premium of any debt security of such series when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

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  our failure or the failure of any restricted subsidiary to comply with any of its agreements or covenants in, or provisions of, the debt securities of such series or the indenture (as they relate thereto) and such failure continues for a period of 60 days after our receipt of notice of the default from the trustee or from the holders of at least 25 percent in aggregate principal amount of the then outstanding debt securities of that series (except in the case of a default with respect to the provisions of the indenture regarding the consolidation, merger, sale, lease, conveyance or other disposition of all or substantially all of the assets of us (or any other provision specified in the applicable supplemental indenture or authorizing resolution), which will constitute an event of default with notice but without passage of time); or

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  certain events of bankruptcy, insolvency or reorganization occur with respect to the Company or any restricted subsidiary of the Company that is a significant subsidiary (as defined in the indenture).

        If an event of default occurs and is continuing with respect to debt securities of any series outstanding, then the trustee or the holders of 25% or more in principal amount of the outstanding debt securities of that series will have the right to declare the principal amount of all the debt securities of that series to be due and payable immediately. However, the holders of at least a majority in principal amount of outstanding debt securities of such series may rescind and annul such declaration and its consequences, except an acceleration due to nonpayment of principal or interest on such series, if the rescission would not conflict with any judgment or decree and if all existing events of default with respect to such series have been cured or waived and all sums paid or advanced by the trustee under the indenture and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel have been paid.

        The indenture also provides that the holders of at least a majority in principal amount of the outstanding debt securities of any series, by notice to the trustee, may, on behalf of all holders, waive any existing default and its consequences with respect to such series of debt securities, other than any event of default in payment of principal or interest.

        The indenture will require the trustee to give notice to the holders of debt securities within 90 days after the trustee obtains knowledge of a default that has occurred and is continuing. However, the trustee may withhold notice to the holders of any series of debt securities of any default, except a default in payment of principal or interest, if any, with respect to such series of debt securities, if the trustee considers it in the interest of the holders of such series of debt securities to do so.

        The holders of a majority of the outstanding principal amount of the debt securities of any series will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee with respect to such series, subject to limitations specified in the indenture.

  Modification, Amendment, Supplement and Waiver

        Without notice to or the consent of any holder of any debt security, we and the trustee may modify, amend or supplement the indenture or the debt securities of a series:

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  to cure any ambiguity, omission, defect or inconsistency;

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  to comply with the provisions of the indenture regarding the consolidation, merger, sale, lease, conveyance or other disposition of all or substantially all of our assets;

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  to provide that specific provisions of the indenture shall not apply to a series of debt securities not previously issued or to make a change to specific provisions of the indenture that only applies to any series of debt securities not previously issued or to additional debt securities of a series not previously issued;

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  to create a series and establish its terms;

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  to provide for uncertificated debt securities in addition to or in place of certificated debt securities;

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  to release a guarantor in respect of any series which, in accordance with the terms of the indenture applicable to such series, ceases to be liable in respect of its guarantee;

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  to add a guarantor subsidiary in respect of any series of debt securities;

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  to secure any series of debt securities;

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  to add to the covenants of the Company for the benefit of the holders or surrender any right or power conferred upon the Company;

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  to appoint a successor trustee with respect to the securities;

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  to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

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  to make any change that does not adversely affect the rights of holders; or

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  to conform the provisions of the indenture to the final offering document in respect of any series of debt securities.

        The indenture will provide that we and the trustee may modify, amend, supplement or waive any provision of the debt securities of a series or of the indenture relating to such series with the written consent of the holders of at least a majority in principal amount of the outstanding debt securities of such series. However, without the consent of each holder of a debt security the terms of which are directly modified, amended, supplemented or waived, a modification, amendment, supplement or waiver may not:

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  reduce the amount of debt securities of such series whose holders must consent to a modification, amendment, supplement or waiver;

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  reduce the rate of or extend the time for payment of interest, including defaulted interest;

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  reduce the principal of or extend the fixed maturity of any debt security or alter the provisions with respect to redemptions or mandatory offers to repurchase debt securities of a series in a manner adverse to holders;

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  make any change that adversely affects any right of a holder to convert or exchange any debt security into or for shares of our common stock or other securities, cash or other property in accordance with the terms of such security;

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  modify the ranking or priority of the debt securities of the relevant series;

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  release any guarantor of any series from any of its obligations under its guarantee or the indenture otherwise than in accordance with the terms of the indenture;

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  make any change to any provision of the indenture relating to the waiver of existing defaults, the rights of holders to receive payment of principal and interest on the debt securities, or to the provisions regarding amending or supplementing the indenture or the debt securities of a particular series with the written consent of the holders of such series, except to increase the percentage required for modification or waiver or to provide for consent of each affected holder of debt securities of such series;

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  waive a continuing default or event of default in the payment of principal of or interest on the debt securities; or

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  make any debt security payable at a place or in money other than that stated in the debt security, or impair the right of any holder of a debt security to bring suit as permitted by the indenture.

        The holders of a majority in aggregate principal amount of the outstanding debt securities of such series may, on behalf of all holders of debt securities of that series, waive any existing default under, or compliance with, any provision of the debt securities of a particular series or of the indenture relating to a particular series of debt securities, other than any event of default in payment of interest or principal.

  Defeasance

        The indenture will permit us to terminate all our respective obligations under the indenture as they relate to any particular series of debt securities, other than the obligation to pay interest, if any, on and the principal of the debt securities of such series and certain other obligations, at any time by:

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  depositing in trust with the trustee, under an irrevocable trust agreement, money or government obligations in an amount sufficient to pay interest, if any, on and the principal of the debt securities of such series to their maturity or redemption; and

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  complying with other conditions, including delivery to the trustee of an opinion of counsel to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of such right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise.

        The indenture will also permit us to terminate all of our respective obligations under the indenture as they relate to any particular series of debt securities, including the obligations to pay interest, if any, on and the principal of the debt securities of such series and certain other obligations, at any time by:

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  depositing in trust with the trustee, under an irrevocable trust agreement, money or government obligations in an amount sufficient to pay interest, if any, on and the principal of the debt securities of such series to their maturity or redemption; and

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  complying with other conditions, including delivery to the trustee of an opinion of counsel to the effect that (A) we have received from, or there has been published by, the Internal Revenue Service a ruling, or (B) since the date such series of debt securities were originally issued, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall state that, holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of such right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise.

        In addition, the indenture will permit us to terminate substantially all our respective obligations under the indenture as they relate to a particular series of debt securities by depositing with the trustee money or government obligations sufficient to pay all principal of and interest on such series at its maturity or redemption date if the debt securities of such series will become due and payable at maturity within one year or are to be called for redemption within one year of the deposit.

  Transfer and Exchange

        A holder will be able to transfer or exchange debt securities only in accordance with the indenture. The registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture.

  Concerning the Trustee

        Debt securities will be issued under an indenture between the Company and Wells Fargo Bank, National Association, as trustee. The indenture will contain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in specified cases or to realize on property received in respect of any such claim as security or otherwise. The indenture will permit the trustee to engage in other transactions; however, if the trustee acquires any conflicting interest as defined in the Trust Indenture Act, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign. The trustee assumes no responsibility for the accuracy or completeness of the information concerning us or our affiliates or any other party contained in this prospectus, any supplement or amendment hereto, or in the registration statement of which this prospectus forms a part, or for any failure by us or any other party to disclose events that may have occurred and may affect the significance or accuracy of such information.

  No Recourse Against Others

        The indenture will provide that there is no recourse under any obligation, covenant or agreement in the applicable indenture or with respect to any debt security against any of our or our successor's past, present or future stockholders, employees, officers or directors.

  Governing Law; Jury Trial Waiver

        The laws of the State of New York will govern the indenture and the debt securities. The indenture provides that we and the trustee, and each holder of a debt security by its acceptance thereof, irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to the indenture or the debt securities.

Warrants

        We may issue warrants for the purchase of common stock, preferred stock and/or debt securities in one or more series, from time to time. We may issue warrants independently or together with common stock, preferred stock and/or debt securities, and the warrants may be attached to or separate from those securities.

        If we issue warrants, they will be evidenced by warrant agreements or warrant certificates issued under one or more warrant agreements, which are contracts between us and an agent for the holders of the warrants. We urge you to read the prospectus supplement and any free writing prospectus related to any series of warrants we may offer, as well as the complete warrant agreement and warrant certificate that contain the terms of the warrants. If we issue warrants, forms of warrant agreements and warrant certificates relating to warrants for the purchase of common stock, preferred stock and debt securities will be incorporated by reference into the registration statement of which this prospectus is a part from reports we would subsequently file with the SEC.

Units

        We may issue units consisting of any combination of the other types of securities offered under this prospectus in one or more series. We may evidence each series of units by unit certificates that we will issue under a separate agreement. We may enter into unit agreements with a unit agent. Each unit agent will be a bank or trust company that we select. We will indicate the name and address of the unit agent in the applicable prospectus supplement relating to a particular series of units.

        The following description, together with the additional information included in any applicable prospectus supplement, summarizes the general features of the units that we may offer under this prospectus. You should read any prospectus supplement and any free writing prospectus that we may authorize to be provided to you related to the series of units being offered, as well as the complete unit agreements that contain the terms of the units. Specific unit agreements will contain additional important terms and provisions and we will file as an exhibit to the registration statement of which this prospectus is a part, or will incorporate by reference from another report that we file with the SEC, the form of each unit agreement relating to units offered under this prospectus.

        If we offer any units, certain terms of that series of units will be described in the applicable prospectus supplement or related free writing prospectus, including, without limitation, the following, as applicable:

  •
  the title of the series of units;

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  identification and description of the separate constituent securities comprising the units;

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  the price or prices at which the units will be issued;

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  the date, if any, on and after which the constituent securities comprising the units will be separately transferable;

  •
  a discussion of certain United States federal income tax considerations applicable to the units; and

  •
  any other terms of the units and their constituent securities.

SELLING STOCKHOLDERS

        The following table provides the name of each selling stockholder and the number of shares of our common stock offered by each selling stockholder under this prospectus. Each selling stockholder listed below has previously been granted registration rights with respect to the shares offered pursuant to that Amended and Restated Registration Rights Agreement, dated as of August 11, 2011, among the Company and the investors listed on Schedule I thereto. The shares offered by this prospectus may be offered from time to time by the selling stockholders listed below. The selling stockholders are not obligated to sell any of the shares of common stock offered by this prospectus. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares. The selling stockholders may also offer and sell less than the number of shares indicated. The selling stockholders are not making any representation that any shares covered by this prospectus will or will not be offered for sale.

        Information with respect to beneficial ownership is based on our records, information filed with the SEC or the most recent information furnished to us by each selling stockholder. Beneficial ownership has been determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and investment power with respect to those securities. Unless otherwise indicated by footnote, and subject to applicable community property laws, to our knowledge, the persons and entities named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

	Shares Beneficially Owned Before the Offering			Shares Beneficially Owned After the Offering(1)
			Number of Shares Being Sold
Name	Number (#)	Percent(2)		Number (#)	Percent(2)
Berkley Capital Investors, L.P.(3)	704,618	1.1%	704,618	—	0
Stephen D. Neeleman, M.D.(4)	834,259	1.2%	769,285	64,974	*

*
Denotes ownership of less than 1% of the outstanding shares of common stock.

(1)
Assumes that all of the shares of common stock registered by the selling stockholders have been sold.

(2)
Based on 62,261,227 shares of our common stock issued and outstanding as of August 31, 2018.

(3)
Berkley Capital Investors, L.P., a Delaware limited partnership ("Berkley Investors"), is the record holder of 704,618 shares of our common stock. Berkley Capital, LLC, a Delaware limited liability company ("Berkley Capital"), is the general partner of Berkley Investors. Berkley Capital is an indirect, wholly owned subsidiary of W. R. Berkley Corporation, a Delaware corporation ("W. R. Berkley" and, together with Berkley Investors and Berkley Capital, the "Berkley Companies"), and as such, the securities held of record by Berkley Investors may be deemed to be beneficially owned by W. R. Berkley. The voting and dispositive power over the shares is shared by the Berkley Companies. The address of each of Berkley Investors, Berkley Capital, and W. R. Berkley is 475 Steamboat Road, Greenwich, CT 06830.

(4)
Consists of (i) 566,285 shares held of record by The Stephen and Christine Neeleman Trust; (ii) 64,974 shares issuable upon exercise of outstanding options exercisable within 60 days of September 6, 2018; and (iii) 203,000 shares held of record by Neeleman Family Holdings, LLC, a Utah limited liability company ("Family Holdings"). Dr. Neeleman is the manager of Family Holdings and as such holds sole voting and dispositive power over the shares held of record by Family Holdings. Dr. Neeleman disclaims beneficial ownership of the shares held by Family Holdings except to the extent of his pecuniary interest therein. Dr. Neeleman also holds 23,764 shares of performance-based restricted stock not included in the table above, which may be forfeited depending upon whether or not certain financial performance objectives are achieved over the next three fiscal years.

PLAN OF DISTRIBUTION

        We and any selling stockholder (including any selling stockholder's transferees, assignees or other successors-in-interest) may sell the securities offered under this prospectus in any one or more of the following ways from time to time:

  •
  through agents;

  •
  to or through underwriters;

  •
  through brokers or dealers;

  •
  through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  directly to one or more purchasers, including through a specific bidding, auction or other process;

  •
  through a combination of any of these methods of sale; or

  •
  any other method permitted by applicable law.

        The securities may be sold in one or more transactions at:

  •
  fixed prices;

  •
  prevailing market prices at the time of sale;

  •
  prices related to the prevailing market prices;

  •
  varying prices determined at the time of sale; or

  •
  negotiated prices.

        These sales may be effected in transactions:

  •
  on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the NASDAQ Stock Market;

  •
  in the over-the-counter market;

  •
  otherwise than on such exchanges or services or in the over-the-counter market;

  •
  through the writing of options, whether the options are listed on an options exchange or otherwise (including the issuance by the selling stockholders of derivative securities);

  •
  through the settlement of short sales; or

  •
  through a combination of the foregoing.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

        If required by applicable law, we will describe in a prospectus supplement the particular terms of the offering of the securities, including the following:

  •
  the names of any agents, underwriters, brokers or dealers;

  •
  the purchase price of the securities and the net proceeds from the sale;

  •
  any underwriting discounts and other items constituting underwriters' compensation;

  •
  any public offering price and any discounts or concessions allowed or reallowed or paid to dealers;

  •
  any securities exchanges on which the shares of common stock may be listed; and

  •
  any other information we think is material.

        In addition, any selling stockholder may sell securities covered by this prospectus in private transactions or under Rule 144 of the Securities Act rather than pursuant to this prospectus.

        We and the selling stockholders may sell securities from time to time through agents. We will name any agent involved in the offer or sale of such securities and will list commissions payable to these agents in a prospectus supplement, if required. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in any required prospectus supplement.

        In connection with the sale of securities covered by this prospectus, broker-dealers may receive commissions or other compensation from us or the selling stockholders in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the securities for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions or in amounts to be negotiated. In connection with any underwritten offering, underwriters may receive compensation in the form of discounts, concessions or commissions from us, a selling stockholder or from purchasers of the securities for whom they act as agents. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriters, broker-dealers, agents or other persons acting on our behalf or on behalf of any selling stockholders that participate in a distribution of securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the securities by them and any discounts, commissions or concessions received by any of those underwriters, broker-dealers, agents or other persons may be deemed to be underwriting discounts and commissions under the Securities Act.

        The aggregate amount of compensation in the form of underwriting discounts, concessions or fees and any profit on the resale of shares by the selling stockholders that may be deemed to be underwriting compensation pursuant to Financial Industry Regulatory, Inc. Rule 5110 will not exceed 8% of the gross proceeds of the offering to the selling stockholders.

        In connection with the distribution of the common stock covered by this prospectus or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our securities in the course of hedging the positions they assume with a selling stockholder. A selling stockholder may also sell shares of common stock short and deliver the shares of common stock offered by this prospectus to close out short positions. A selling stockholder may also enter into options or other transactions with broker-dealers or other financial institutions that require the delivery to such broker-dealer or other financial institution of shares of common stock offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction. A selling stockholder may also from time to time pledge our securities pursuant to the margin provisions of customer agreements with a broker or other agreements with lenders. Upon a default, the broker or lender may offer and sell such pledged shares from time to time pursuant to this prospectus, as supplemented or amended to reflect such transaction.

        Underwriters, agents, brokers or dealers may be entitled, pursuant to relevant agreements entered into with us, to indemnification by us or a selling stockholder against certain civil liabilities, including liabilities under the Securities Act that may arise from any untrue statement or alleged untrue statement of a material fact, or any omission or alleged omission to state a material fact in this prospectus, any supplement or amendment hereto, or in the registration statement of which this prospectus forms a part, or to contribution with respect to payments which the underwriters, agents, brokers or dealers may be required to make.

        The selling stockholders and any other person participating in such distribution will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the shares by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the shares. All of the foregoing may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

        There can be no assurance that any selling stockholder will sell any or all of the securities registered pursuant to the registration statement of which this prospectus is a part.

LEGAL MATTERS

        Unless otherwise specified in a prospectus supplement accompanying this prospectus, Willkie Farr & Gallagher LLP will pass upon the validity of the securities offered hereby. If any legal matters relating to offerings made in connection with this prospectus are passed upon by other counsel for underwriters, dealers or agents, such counsel will be named in the prospectus supplement relating to any such offering.

EXPERTS

        The consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in management's report on internal control over financial reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended January 31, 2018 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to "incorporate by reference" the information that we file with them. This allows us to disclose important information to you by referring to those filed documents. Any information referred to in this way is considered part of this prospectus, and any information that we file with the SEC after the date of this prospectus will automatically update and supersede this information.

        We are incorporating by reference the documents listed below, and all documents that we file after the date of this prospectus with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of securities covered by this prospectus:

  •
  Our Annual Report on Form 10-K for the year ended January 31, 2018;

  •
  Our Quarterly Reports on Form 10-Q for the quarters ended April 30, 2018, filed with the SEC on June 7, 2018, and July 31, 2018, filed with the SEC on September 6, 2018; and

  •
  Our Current Reports on Form 8-K filed with the SEC on March 28, 2018 (solely with respect to Item 5.02 thereof), April 6, 2018, June 21, 2018, July 6, 2018, and July 27, 2018.

  •
  The description of our common stock contained in our registration statement on Form 8-A (File No. 001-36568) filed with the SEC on July 25, 2014, including any amendment or report filed for the purpose of updating such description.

        Unless we specifically state otherwise, none of the information furnished under Item 2.02 or Item 7.01 in our Current Reports on Form 8-K is, or will be, incorporated by reference in this prospectus.

        We will provide to each person, including any beneficial owner, to whom a prospectus has been delivered, free of charge, upon oral or written request copies of any documents that we have incorporated by reference into this prospectus. You can obtain copies through our Investor Relations website at ir.healthequity.com or by contacting our Executive Vice President, General Counsel and Corporate Secretary, at: HealthEquity, Inc., 15 W. Scenic Pointe Dr., Ste. 100, Draper, UT 84020; (801) 727-1000.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto.

$410,000,000

Common Stock

PRELIMINARY PROSPECTUS SUPPLEMENT

                       , 2019

Wells Fargo Securities

Goldman Sachs & Co. LLC	J.P. Morgan

Citigroup	RBC Capital Markets	SunTrust Robinson Humphrey